UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2025

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalfby the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: March 19, 2025

CAMTEK LTD
___________________________________________

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD APRIL 29, 2025

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Annual General Meeting of Shareholders of Camtek Ltd (the “Company”), to be held at the Company’s offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), on Tuesday, April 29, 2025, at 4:00 PM (Israel time) (the “Meeting”) for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav and to elect Mr. Lior Aviram to serve as members of the Board of Directors of the Company;

B)	To approve certain amendments to the Company’s Compensation Policy;

C)	To approve compensation to the Executive Chairman of the Company’s Board of Directors;

D)	To approve an amendment to the Company's Articles of Association; and

E)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2025, for the year commencing January 1, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2024; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of the business day on Tuesday, March 25, 2025, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA, as promptly as practicable.

Whether or not you plan to attend the Meeting in person, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange Ltd. (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, Attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its ownership of the Company’s shares as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which he, she or it holds the shares and after carrying out a secured identification process, up to six (6) hours before the time fixed for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Tuesday, April, 2025). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) on Monday, April 28, 2025) or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Tuesday, April 29, 2025).

By Order of the Board of Directors,

Moty Ben-Arie

Chairman of the Board of Directors

March 19, 2025

- ii -

PROXY STATEMENT

CAMTEK LTD
________________

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 29, 2025

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (the “Shares”), of Camtek Ltd (“we”, “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponement or adjournment thereof (the “Meeting”).

PURPOSE OF THE ANNUAL GENERAL MEETING

The Meeting will be held on Tuesday, April 29, 2025, at 4:00 PM (Israel time), at the Company’s offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav and to elect Mr. Lior Aviram to serve as members of the Board of Directors of the Company;

B)	To approve certain amendments to the Company’s Compensation Policy;

C)	To approve compensation to the Executive Chairman of the Company’s Board of Directors;

D)	To approve an amendment to the Company's Articles of Association; and

E)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2025, for the year commencing January 1, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2024; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA, as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Shares at the close of business on Tuesday, March 25, 2025, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its share ownership as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which they hold shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Tuesday, April 29, 2025). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Company’s Amended and Restated Articles of Association the (“Articles”), the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty-four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) on Monday, April 28, 2025), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Tuesday, April 29, 2025).

A shareholder may revoke the authority granted by execution of his, her or its proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Votic System at a later date; or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his, her or its proxy or electronic voting through the Electronic Voting System, will not be revoked.

Proxies for use at the Meeting are being solicited by the Board chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUORUM

Two (2) or more shareholders, present in person, by proxy, or voting through the Electronic Voting System, and holding together Shares conferring in the aggregate thirty three percent (33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Tuesday, May 6, 2025, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time set for the adjourned meeting, the adjourned meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of  March 4, 2025, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Shares; (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 1999 (the "Companies Law") of the Company (the “Office Holders”) known to the Company to beneficially own more than one percent (1%) of the Company’s issued and outstanding Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Shares Beneficially Owned” in the table below include Shares that may be acquired by an entity, individual or group upon the exercise of options that are either currently exercisable or will become exercisable, and Restricted Share Units (“RSUs”) which have vested or will vest, within sixty (60) days of March 4, 2025. The Shares that may be issued under these options and RSUs are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

[1]
The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. (“Priortech”)(3)	9,617,787	21.1%
Chroma ATE Inc. (“Chroma”)(4)	7,817,440	17.1%
Yotam Stern(5)	-	*
Rafi Amit(5)	37,560	*
Leo Huang(7)	-	*
Office Holders as a Group (8)	107,768	*

(1)	The total number of options which are exercisable, or will become exercisable, and RSUs which will vest, within 60 days of March 4, 2025, held by the persons included in the above table is 42,024.

(2)	Based upon 45,594,474 Shares issued and outstanding as of March 4, 2025.

(3)
29.26% of the voting equity in Priortech is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech, Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our Shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(4)
Based on the Schedule 13G filed by Chroma on August 6, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 88, Wenmao Rd., Guishan Dist., Taoyuan City 333001, Taiwan.

(5)
Mr. Stern does not directly own any of our Shares. However, as Mr. Stern may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(6)
Includes (i) 26,961 ordinary shares; and (ii) 10,599 RSUs that vest within 60 days of the date of the table. Does not include 38,645 RSUs that do not vest within 60 days of March 4, 2025. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(7)
Mr. Huang does not directly own any of our Shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the Shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such Shares.

(8)
Our Office Holders as a group directly own 64,744 of our Shares (and 42,024 options, which are exercisable or will become exercisable, and RSUs which will vest, within 60 days of March 4, 2025). Each of our Office Holders, other than Messrs. Amit and Stern (as a result of their beneficial interest in Shares owned by Priortech) and Mr. Huang (as a result of his beneficial interest in the Shares owned by Chroma), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest, and RSUs that will vest, within 60 days of March 4, 2025) and have therefore not been listed separately.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2024, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on March 19, 2025.

ITEM A

RE-ELECTION OF SIX (6) DIRECTORS; ELECTION OF ONE (1) DIRECTOR

Background

The Articles provide that the number of directors to serve on our Board shall be no less than five (5) and no more than ten (10) directors. The Board is currently comprised of eight (8) members, six of whom are serving terms that expire at the conclusion of the Meeting. Subject to shareholder approval, following this Meeting our Board will be comprised of nine (9) members.

Additionally, pursuant to Section 19.7(a) of our Articles, our Board may appoint a chairman of the Board (“Chairman”) from amongst its members, by a resolution adopted by a majority of votes.

Each director (other than external directors, whose tenure is determined in accordance with the provisions of the Companies Law) is elected at each annual general meeting for a term of approximately one year, commencing upon his or her appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In addition, Priortech and Chroma entered into a voting agreement pursuant to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Voting Agreement”). Under the Voting Agreement, Chroma is entitled to nominate up to two (2) individuals for service on the Board and Priortech is entitled to nominate up to three (3) individuals for service on the Board.

Further, in general, according to the Companies Law, compensation paid to our directors require, in general, the approval of our Compensation Committee, Board of Directors and shareholders, in that order, unless otherwise stated pursuant to the regulations promogulated under the Companies Law.

Re-election of Currently Serving Directors

Pursuant to the recommendation of our Nomination Committee, it is proposed that each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav be re-elected to serve as our directors, for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration in writing from each of the nominees for re-election, confirming that he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his or her duties as a director of the Company. The Company is not aware of any reason why any of the six nominees, if re-elected, would be unable to serve as a director. Except for the Voting Agreement, the Company is not aware of any other understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the six nominees, based upon the records of the Company and information furnished by each nominee:

Rafi Amit has served on our Board since 1987. Between 2010 to March 2017, and June 2019 to January 2023, Mr. Amit also served as the Active Chairman of our Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988 until February 2025. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board since 1987. Mr. Stern also served as the Chairman of our Board of Directors from May 2009 until August 2010. From 2001 until 2012, Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Moty Ben-Arie has served on our Board of Directors since March 2017, and as our Chairman of the Board since January 2023. From March 2017 until the 2019 annual general meeting, Mr. Ben-Arie also served as the Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and serves as the chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the chief executive officer of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and chief executive officer of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a Masters in Business Administration from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Orit Stav is an experienced investment manager with 20 years of experience in the field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory firm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Menora Mivtachim Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Innoviz Technologies Ltd., IBI – Underwriting & Issuing Ltd., EFI Capital Real Estate Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund.

Leo Huang has served on our Board as a representative of Chroma since June 2019. Mr. Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang holds a Bachelor’s degree in Electronics Engineering from National Chiao Tung University.

I-Shih Tseng has served on our Board as a representative of Chroma since June 2019. Mr. Tseng joined Chroma in 1998, serving as a director since June 2012 and as Business Unit President of Chroma since July 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng holds a PhD degree in Mechanical Engineering from Pennsylvania State University.

Directors’ Independence; Lead Independent Director

Under the Nasdaq Listing Rules, a majority of our directors is required to be independent. Our Board determined that seven of our directors, i.e. each of Messrs. Shacham Diamand, Stern, Ben-Arie, Tseng and Huang, Ms. Stav, and Ms. Andorn qualifies as an independent director as defined in the Nasdaq Listing Rules. Further, our Audit Committee has classified each of Mr. Ben-Arie and Ms. Stav as an “Independent Director” in accordance with the Companies Law, based on their declarations that they comply with the independence criteria set under the Companies Law (in addition to our two external directors, who also qualify as such).

In our ongoing commitment to strengthen and enhance the governance standards of our Board of Directors, we are pleased to announce the designation of Mr. Ben-Arie, our former Chairman of the Board, as the Lead Independent Director (“Lead Independent Director” or “LID”), contingent upon his re-election as a director at this Meeting, as of June 1, 2025. This appointment underscores our dedication to robust corporate governance and effective oversight. The Lead Independent Director plays a pivotal role in ensuring the Board’s independence and effectiveness. Key responsibilities include facilitating strong corporate governance by maintaining high standards of integrity and transparency, ensuring effective communication between the Board of Directors and management to foster a collaborative and informed decision-making environment, and providing independent oversight to balance the interests of shareholders with the strategic direction of the company. As the primary liaison between the independent directors and the Chairman of the Board, the LID promotes the interests of shareholders and ensures that their voices are heard, which is essential in upholding the integrity of the Board’s processes and decisions.

To clearly define and formalize the responsibilities of the Lead Independent Director, the Board will adopt an LID charter that outlines the specific duties and expectations associated with the role, ensuring clarity and accountability. In addition to his role as LID, Mr. Ben-Arie has been elected, subject to re-election at this Meeting, to serve on our Audit Committee. We believe that the appointment of Mr. Ben-Arie as Lead Independent Director will significantly contribute to the effectiveness and integrity of our Board, ultimately enhancing shareholder value and trust.

Election of Director

Pursuant to the recommendation of our Nomination Committee, it is proposed that Mr. Lior Aviram be elected to serve as our director, for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

Our members of the Board further resolved that, subject to his appointment as a director at this Meeting, Mr. Aviram shall serve as Executive Chairman of our Board (“Executive Chairman”).

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration in writing from Mr. Aviram confirming that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why Mr. Aviram, if elected, would be unable to serve as a director.

The following is a brief biography of Mr. Aviram, based upon the records of the Company and information furnished by him:

Lior Aviram has been the managing partner of Shibolet & Co. Law Firm (“Shibolet”), one of Israel’s leading law firms, since 2016. Mr. Aviram joined Shibolet in 1988, serving as a partner since 1994, as the Head of the High-Tech Practice since 1999, and as the firm’s managing partner since 2016, stepping down from such position prior to commencing his role as the Executive Chairman. With over 30 years’ experience as a leading legal counsel to Israeli and global technology companies and deep knowledge of the Israeli and global tech ecosystem and capital markets, Mr. Aviram brings extensive experience in strategic transactions, cross-border mergers and acquisitions, corporate development, proven managerial experience having managed one of Israel’s leading law firms, and immense board experience. Mr. Aviram has served as a board member of Hanita Lenses Ltd. (private company) since 2022, and as a member of the board of directors of TerraLex international legal network from 2021 to 2025, and of Partners & Co from 2022 to 2024. Mr. Aviram holds an LL.B. degree cum laude from Tel Aviv University.

Directors’ Compensation

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and service (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s Executives and Directors Compensation Policy, which was last approved by the Company’s shareholders on September 25, 2024 (the “Compensation Policy” and the “2024 AGM”), and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order.

As Messrs. Amit, Stern and Huang are nominated pursuant to the Voting Agreement and are deemed to control the Company through their controlling interest in Priortech (Messrs. Amit and Stern) and Chroma (Mr. Huang), and Mr. Tseng is also nominated pursuant to the Voting Agreement, they do not and shall not receive any compensation (either in cash or equity) in consideration for their service as directors. For clarification purposes, Mr. Amit will continue to receive compensation for his service as our CEO.

Mr. Aviram’s compensation as our Executive Chairman will be separately approved by this Meeting, under Item C below.

Cash

Subject to the approval of their re-election for service as directors of the Company, each of Mr. Ben-Arie and Ms. Stav will receive cash remuneration in the same amounts as paid to our two (2) external directors, Ms. Yael Andorn and Mr. Yosi Shacham-Diamand. These amounts include an annual fee, per-meeting participation fee for participation in meetings of the Board and execution of written resolutions and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 145,770 (approximately $40,379, based on the NIS/USD exchange ratio as published by the Bank of Israel on March 5, 2025 (the “Exchange Ratio”)) as annual fee, NIS 4,380 (approximately US$ 1,213, based on the Exchange Rate) as per meeting participation fee, for participation in meetings of the Board and its committees in person, NIS 2,628 (approximately US$ 728,  based on the Exchange Rate) as per meeting participation fee, for participation in meetings of the Board and its committees by electronic means and NIS 2,190 (approximately US$ 607, based on the Exchange Rate) for each written resolution.

The above-mentioned cash remuneration is in line with the Compensation Policy, according to which each of the Company’s non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors, based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies Whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief From Related Party Transactions), 2000 (the “Relief Regulations”).

Equity

Subject to their re-election, each of Ms. Stav and Mr. Ben-Arie shall be entitled to an annual grant of equity in a value of $75,000, as approved at our 2024 AGM (the “Annual Equity Grant”).

The Annual Equity Grant is comprised of an equal mix of options to purchase Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”) and RSUs. The actual number of Market-Value Options and RSUs to be granted each year, bearing the foregoing $75,000 value, shall be determined based on the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”).

The Annual Equity Grant will be granted at the date of this Meeting (“Date of Grant”). The exercise price of the Market-Value Options will be equal to the Market Value. In addition, the Annual Equity Grant shall be subject to time-based vesting and will vest in one installment on the date of the next annual general meeting of shareholders following the Date of Grant, provided that at such time the applicable grantee is still a director of the Company. The exercise period of the Market-Value Options shall be seven (7) years from the Date of Grant. The rest of the terms of the Annual Equity Grant shall be in accordance with the Company’s 2018 Share Incentive Plan (the “Plan”).

The Annual Equity Grant is in line with the Compensation Policy, according to which each of our directors may be entitled to receive equity-based compensation, the annual value of which shall not exceed $100,000. The Annual Equity Grant shall only vest after an approximately one-year cliff, thus ensuring that in case a director’s service is terminated prior to the end of his or her term, for any reason, the entire Annual Equity Grant shall be forfeited upon such termination date.

Indemnification, Exemption and Insurance

In addition to the above, each of the seven (7) nominees for election and re-election for service as a director shall be entitled to continue to be a party to the same indemnification and exemption agreements as entered into by the Company with all Office Holders serving from time to time (the “Indemnification and Exemption Agreement”), provided that with respect to Messrs. Amit, Stern and Huang, such Indemnification and Exemption Agreements were last approved by our shareholders at the 2023 AGM. In addition, each of the seven (7) nominees for election and re-election for service as director, will also continue to be insured under the Company’s directors and officers insurance policies, as all other Office Holders of the Company.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, or through the Electronic Voting System, and voting thereon, is required for the election of Mr. Aviram and the re-election of each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve on our Board.

The election or re-election, as applicable, of each of these seven (7) nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Ms. Orit Stav be, and she hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until her successor has been elected, or until her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

 FURTHER RESOLVED, that Mr. Leo Huang be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. I-Shih Tseng be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles; and

FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles; and

FURTHER RESOLVED, that Mr. Lior Aviram be, and he hereby is, elected for service as a director for a term of beginning June 1, 2025, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles; “

The Board recommends a vote FOR the approval of the proposed resolutions.

As each of the nominees for re-election has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election, each of them refrained from making a recommendation with respect to his or her own re-election.

In addition, as a result of the Voting Agreement, Messrs. Amit, Stern, Tseng and Huang have refrained from making a recommendation with respect to the re-election of each other.

ITEM B

AMENDMENTS TO THE COMPANY’S COMPENSATION POLICY

Terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy.

Background

Our Board’s authority to grant equity to our executives is governed by the Company’s Executives and Directors Compensation Policy, which was adopted in compliance with the Companies Law. The Compensation Policy outlines the principles, guidelines, and rules in line with the Company’s compensation philosophy for its executive officers and establishes the parameters and boundaries for executive compensation.

The Compensation Policy sets the framework and boundaries for executive compensation (rather than actual individual entitlement to compensation) and provides the Compensation Committee and the Board with the authority to determine appropriate levels of compensation for each of the Company’s executives within those boundaries.

The Company’s objectives with respect to executive compensation are designed to link pay to performance, align executives’ long-term interests with those of the Company and its shareholders, and provide competitive compensation packages that motivate the Company’s executives to excel. In addition, such objectives are intended to allow the Company to retain and attract talented and experienced executives who are essential to the Company’s ongoing growth and success.

The vast majority of the total compensation package provided to the Company’s executives is comprised of variable compensation, and, in particular, equity-based compensation, both are not guaranteed, and is directly linked to the growth and success of the Company, as it is also subject to mandatory performance thresholds, imposed by the Compensation Policy, i.e., any equity award or annual cash bonus is subject to minimal financial performance thresholds.

The Company’s strategy today is focused on accelerated growth, both organically and through acquisitions. This strategic vision may involve expanding our management team (e.g., the Company is appointing an Executive Chairman), as well as engaging in M&A activities that could include, in certain scenarios, appointing office holders outside of Israel.

The Company has found that the Compensation Policy in its current form requires some amendments in the context of its growth strategy. There are two main items that the Company believes need to be addressed - the first being the need to clarify the position of the Executive Chairman under the Compensation Policy and the second – being the need to provide the Board with some additional authority with respect to hiring terms in order to provide adequate authority to the Board in such circumstances.

As previously mentioned, the Company plans to appoint Mr. Aviram as its Executive Chairman to significantly enhance our growth initiatives, M&A activities, and leadership development. The current form of the Compensation Policy does not explicitly relate to the role of an Executive Chairman and accordingly the Company believes it is advisable to adjust the Compensation Policy to clarify its application to such function.

In terms of the Board’s authority to hire new executives, the Compensation Policy should provide authority to grant initial equity awards that are higher than the annual equity awards, enabling the establishment of a suitable equity stake for new hired executives in the Company, and/or enabling the Company to compensate such newly hired executives for equity forfeited upon a transition from the previous employer.

The suggested changes are intended to enable the Company to remain competitive in attracting relevant talent for its executive team. For instance, as part of our strategic expansion plan, the Company has nominated a highly regarded and experienced candidate to serve as Executive Chairman of its Board of Directors to spearhead some of our most critical growth initiatives. Upon evaluating relevant benchmarks, including those of our peer group companies listed below, we have determined that our current compensation position is below the median levels of the peer group. Our Policy should provide authority that will allow the Company, when offering one-time awards necessary for attracting new executives and building an equity stake for such executives, to be able to provide compensation that is above the ordinary level of our annual compensation, which is, as explained above, very reasonable.

Accordingly, it is proposed to amend our Compensation Policy to provide the Company’s board with a mandate to grant, in certain limited circumstances of attracting new executives, awards that are higher than currently permitted under the existing Compensation Policy caps. At the CEO level, even when awarding the maximum equity award to a new CEO, such award based on today’s levels of CEO compensation of the Company would be under the median of the peer group.  With respect to the regular executive level, using the one-time attraction award at its maximum level, may raise the total compensation for such executive to within the range of between median and 75th percentile – but only for such specific hiring event, and will not allow the Company to ordinarily compensate executives beyond the median range. It is noted that any change or award to an executive who serves as a board member, also requires the approval of the shareholders.

In addition, in alignment with the executive market, the Company proposes to also increase the Policy’s limits with respect to notice period / garden leave periods and allow up to 12 months therefor – which is in line with market practice for executives of comparable publicly traded companies and is well below the limits set by the leading advisors to institutional investors. It is noted that these changes are not intended to change the existing terms of the current executives, and here as well, any future change to the CEO terms requires the shareholders’ approval.

It is noted that these proposed changes do not change our current compensation levels for the existing executives or change the Company’s compensation strategy. It is further noted that the current three-year CEO equity plan, approved at the 2024 AGM, will continue to adhere to and remain subject to the existing Compensation Policy caps and all other terms and conditions, and this amendment is not intended to modify the scope of the previously approved CEO equity plan. Any changes to the equity plan for our CEO or changes with respect to the compensation of our directors will require further shareholder approval.

Given the Company's growth in recent years and the compensation packages offered to executives at comparable companies today, our Compensation Committee and Board have determined that the Compensation Policy should address these scenarios.

Peer Group

Our peer group includes Israeli technology companies, listed in the U.S. capital markets:

Nova	Tower Semiconductors	Perion Networks
JFrog	Ormat Technologies	Inmode MD
Enlight Renewable Energy	Wix	Harmonic
Nayax	Kornit Digital	Radware
Stratasys

The peer group, which remains the same as last year, includes 13 peer group companies as detailed below (the “Peer Group”). The Peer Group is comprised of Israeli technology companies, listed in the U.S. capital markets, that are global and that are generally comparable to the Company in terms of market cap.

It is noted that, based on the 2024 financial results, Camtek is well above the median range of the Peer Group in terms of net operating income and has the second highest net profit percentage, while our compensation levels remain well below the median of the Peer Group companies.

Corporate Governance

The Company maintains a high level of corporate governance standards in all respects, both in relation to the full independence of its Compensation Committee and compliance with applicable independence requirements of its Board as well as in relation to its compensation practices. The Company has adopted best practices in relation to executive compensation, including the adoption of a clawback policy for our directors and executives that is compliant with the updated NASDAQ rules. The Company stresses long term incentives and pay for performance, and maintains very reasonable compensation levels, which are generally below the Peer Group median levels, in alignment with shareholders’ interests.

The Proposed Amendments

Our Compensation Committee and Board of Directors have resolved, in separate meetings held on March 17 and 18, 2025, respectively, that, subject to shareholder approval: (i) the definition of Executive should be expanded to include an Executive Chairman; and (ii) in accordance with market standards, considering the necessity of attracting highly qualified, experienced, and valuable executives, to permit an increased cap on equity compensation, specifically for the recruitment of a new Executive, all as detailed below:

•
Section 10.2 shall be amended such that the basic notice period for the termination of an executive shall not exceed six months, and in special circumstances, as determined by the Compensation Committee and the Board, such notice period may be extended by up to an additional six months, with up to 9 months of the total as a garden leave.

•
Section 9.9 shall be added to the Compensation Policy, stipulating that the Compensation Committee and the Board may approve, if deemed necessary to attract a new Executive, the granting of a one-time equity award to such Executive that is up to one and a half times higher than the set annual limits. Such equity grant, to be granted only upon hiring, shall be subject to all of the restrictions set forth under Section 9 of the Compensation Policy, including the vesting requirement and requirement that at least 50% of the award be performance-based.

•	The definition of Executive under the Compensation Policy shall be amended to include an Executive Chairman and the Executive Chairman will be subject to the same caps as the CEO.

The Compensation Committee and the Board believe that the proposed amendments included in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the “Amended Policy”) are aligned with current market practices and required for the Company’s execution of its current strategy. Even after these amendments, the maximum compensation opportunities for our executives remain on average below the median of our peer group. Additionally, the limitations on the type and terms of equity grants provide a balanced approach, ensuring a strong correlation between the Company's success and the value of the Executives' equity awards.

 It should be further noted that under the Company’s Plan, the annual equity granted to the Company’s Executives and other employees, as a group, may not exceed three and a half percent (3.5%) of the Company’s total issued and outstanding share capital, and in addition the Company has committed that in no event shall the total dilution, when considering all outstanding share awards under all share plans, exceed 10% of the Company’s total issued and outstanding share capital.

As of the date hereof, the total equity granted to the Company’s Executives and other employees constitutes approximately two percent (2%) of the Company’s total issued and outstanding share capital. When determining grants of equity-based components to Executives, the Compensation Committee and the Board are obliged to take into account the interests of the Company’s shareholders and to consider the effect of such grants on the dilution of such shareholders.  The Compensation Committee and the Board will ensure that proper levels of dilution are maintained at all times, including the above-mentioned annual dilution limitation.

The proposed amendments to the Compensation Policy, for which we now seek shareholder approval, are marked in the Amended Policy attached to this Proxy Statement as Exhibit A. Other than the foregoing changes, all other terms of the Compensation Policy remain unchanged.

If the above-mentioned amendments to the Compensation Policy are approved by our shareholders, the Amended Policy will become fully effective and remain in force until the end of the three-year term of the Compensation Policy, which is currently set to expire on September 25, 2027.

The affirmative vote of the holders of the Shares representing a majority of the voting power present proposal at the Meeting in person, by proxy or through the Electronic Voting System, and voting thereon, is required for the approval of the foregoing resolution, provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above that voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company (“Disinterested Majority”), as described below in more detail. The Companies Law, as supplemented by the Relief Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma, Priortech, Messrs. Amit and Stern, who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma) is a controlling shareholder or has a personal interest in the approval of the above-mentioned proposal. However, as required under the Companies law, as supplemented by the Relief Regulations, you should actively inform Camtek whether you are a controlling shareholder or have a personal interest in this proposal.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the Compensation Policy be revised as outlined in the Amended Policy, attached as Exhibit A to the Proxy Statement for the 2025 Annual General Meeting of Shareholders.”.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

APPROVAL OF COMPENSATION TO THE COMPANY’S EXECUTIVE CHAIRMAN OF
THE BOARD

Background

According to the Companies Law, compensation paid to our directors requires, in general, the approval of our Compensation Committee, Board and shareholders, in that order.

General

On February 12, 2025, we announced the nomination by the Board of Lior Aviram as Camtek’s Executive Chairman of the Board of Directors, to be appointed by our shareholders at this Meeting, effective as of June 1, 2025.

In connection with his role as Executive Chair, our shareholders are being asked to approve the compensation terms for Mr. Aviram in his new role as Executive Chairman of the Board.

With over 30 years as a leading legal counsel to Israeli and global technology companies and deep knowledge of the Israeli and global tech ecosystem and capital markets, Mr. Aviram brings extensive experience in strategic transactions, cross-border mergers and acquisitions, corporate development, proven managerial experience in managing one of Israel’s leading law firms, and immense board experience.

Mr. Aviram has worked closely with Camtek for more than 25 years, knows our business and our management team intimately, and his ongoing long-term active committed contributions have been key to Camtek’s sustained growth and long-term success.

Mr. Aviram is widely recognized as a pioneer in the Israeli tech-law landscape. Mr. Aviram’s unique prominent role in Israel has been instrumental in supporting Camtek’s record growth and profits for so many years.

Mr. Aviram will remain, important to the execution of Camtek’s long-term strategy, and, accordingly, the Nomination Committee and our Board, subject to the approval of our shareholders, have approved the appointment of Mr. Aviram as Executive Chairman of the Board.

Mr. Aviram will be actively involved in Camtek – devoting the majority of his business time to Camtek and its ongoing strategic initiatives.

Roles and Responsibilities of the Executive Chairman

The key responsibilities of Mr. Aviram as Executive Chairman are stated below:

•	advising Camtek’s leadership and supporting the CEO and other senior executives;

•	providing high-level strategic direction and guidance to ensure the Company’s long-term goals align with its mission and vision;

•	being a focal point for the Company’s strategic initiatives, M&A activities and strategic collaborations and accelerating such processes;

•
directing a wide range of issues facing the business, including corporate strategy, strategic customer and partner relationships, corporate development, growth opportunities, and industry developments;

•	supporting the hiring and retention of key executives, and play a key role in identifying and developing future leaders within the organization to ensure continuity;

•	playing a role in representating the Company at major industry events, conferences, and public speaking engagements to enhance the Company’s profile and reputation;

•	being available to shareholders and other key stakeholders for consultation and engage with them on key matters;

•	chairing meetings of the Board and facilitate discussions to ensure effective decision-making and governance;

•	meeting regularly with the Board committees and act as a liaison between the Board and management, ensuring clear communication and alignment;

•	presiding over annual and special meetings of shareholders;

•
consulting with the Nomination Committee on candidates for nomination or appointment to the Board and ensure that appropriate committee structure and composition is in place to effectively implement corporate objectives set out by the Board; and

•	providing additional services required by our CEO and our Board.

Executive Chairman Compensation

Subject to the approval of the Amended Policy under Item B above by our shareholders at this Meeting, the terms and limitations of the Amended Policy shall apply to Mr. Aviram as an Executive of the Company.

It is hereby clarified that except as detailed below, Mr. Aviram shall not be entitled to any additional annual or participation fees in connection with his tenure as an executive member of our Board.

Annual Base Salary and Related Benefits

Mr. Aviram will be entitled to a gross annual base salary of NIS 967,000 (approximately US$ 267,867, based on the Exchange Ratio) (excluding social benefits, such as customary fringe benefits which include, among others, managers’ insurance, education fund, company car and expenses, long-term disability and life insurance) (the “Executive Chairman Base Salary”). He is also entitled to 28 working days as annual vacation, and to accumulate up to five (5) annual vacation quotas (in case those days have not been used by him). Upon termination of employment, any unused accumulated vacation days will be redeemed in payment. In 2025, the Executive Chairman Base Salary will be prorated to the Executive Chairman’s actual tenure (i.e., 7 months).

Our Compensation Committee and Board of Directors determined that the notice period for the termination of Mr. Aviram’s position shall be structured to provide three months of notice period, and an additional nine months of garden leave, all subject to the limits of the Compensation Policy.

It is noted that based on the benchmark information, the proposed annual compensation level for Mr. Aviram, for each of the components, base salary, cash bonus and the annual equity awards, is at a significantly lower value then the Company’s CEO compensation (with the Chairman’s total annual compensation reflecting 55% of the CEO’s total compensation), and that our CEO compensation levels are well below the median level of the Peer Group companies.

Cash Bonus Plan

Mr. Aviram will be part of the Company’s Executive annual cash bonus plan, the targets of which shall be approved by the Compensation Committee and our Board on an annual basis. The Executive Chairman’s cash bonus plan shall include such parameters and weights, calculated as required under our Compensation Policy, as amended from time to time, and shall be subject to such thresholds, on-target, and cap limitations as applicable to our CEO (the “Executive Chairman Cash Bonus Plan”).

For the year 2025, the Executive Chairman Cash Bonus Plan on-target amount is equal to 9 months of base salary and shall be subject to the achievement of such targets, including financial targets, as approved by our Compensation Committee and Board, constituting 60% of the Executive Chairman Bonus Plan (including revenue-based and operating margin-based targets); and Non-Financial Targets, constituting 40% of the targets, at least half of which are measurable, related to the Company’s strategic roadmap and initiatives.

The Compensation Committee and Board shall be permitted to approve the annual cash bonus plan for the Chairman of the Board within the applicable limitations set forth under the Compensation Policy (i.e. subject to the limitations applicable to the bonus targets and structure set forth under the Compensation Policy as well as to the maximum on-target limit of 12 months of base salary) of the Company as effective from time to time, without further shareholder approvals.

Equity Grant

Following the approval of our Compensation Committee, our Board resolved on March 18, 2025, subject to shareholder approval, that Mr. Aviram shall be entitled to receive an annual grant of equity with a grant date value of up to US$ 800,000, and such award will be subject to such limitations, terms, and conditions articulated in our Compensation Policy, as amended from time to time, including but not limited to caps on annual equity value and minimal performance-based vesting thresholds, including the requirement of having 50% of such award being subject to performance criteria  (collectively, the “Executive Chairman Equity Grant”). It should be noted that the Company has recently, in the 2024 AGM, increased the minimal performance threshold under the Compensation Policy to 50%.

The 2025 Executive Chairman Equity Grant will be set at 150% of the cap set upon annual equity awards under the Compensation Policy with a value of approximately US$1,600,000 as of the date of this Proxy Statement and be comprised of RSUs, 50% of which are subject to performance-based vesting (the “2025 Executive Chairman Equity Grant”). The 2025 Executive Chairman Equity Grant is consistent with the updated caps on equity awards, as provided under the Amended Policy.

It is noted that when attracting new executives to the Company, it is common practice of NASDAQ listed companies to award such onboarding executives (and board members) with a higher initial award, usually around 200% of the annual level of awards, in order to allow them to build an equity stake in the Company.

It is further noted that the total value of the proposed Executive Chairman Compensation Package for 2025 is below the median levels of the Peer Group CEO pay level even when taking into account Mr. Aviram’s 2025 higher initial equity award (and the same remains true even when adjusting for his expected scope of position).

Our Compensation Committee and Board determined that the performance criteria for the 2025 Executive Chairman Equity Grant will be similar to the performance criteria of the other Executives shall be comprised of the following two targets which are cumulative:

•
for each calendar year, the percentage of Company’s revenue-growth as compared to previous year shall be at least equal to the Company’s market growth, based on a pre-determined formula which weighs publicly available market indexes (“Revenues Target”); if such threshold growth requirement is not achieved (i.e., failure to outgrow the market indexes) there will be no vesting of the applicable performance-based portion of the 2025 Executive Chairman Equity Grant, regardless of meeting the Profitability Target (as defined below).

and

•
Profitability-related target, determining a minimal Company’s annual Non-GAAP operating margin (“Profitability Target”); such minimal annual Non-GAAP operating margin forms another threshold, i.e., failure to meet such Non-GAAP operating margin levels would imply no vesting of the applicable performance-based 2025 Executive Chairman Equity Grant portion, regardless of meeting the Revenues Target.

For the avoidance of doubt, meeting the performance criteria at every performance measurement date would require meeting both the Revenues Target and the Profitability Target.

Since the specific targets forming part of such performance criteria are considered commercially sensitive information, the disclosure thereof would be detrimental to the interests of the Company and its shareholders. It is noted that as the Company discloses its executives’ compensation levels as part of its annual report on Form 20-F, and therefore the actual compensation levels of out Executive Chairman are transparent to the Company’s shareholders on an annual basis.

Notwithstanding anything to the contrary herein, in the event the Amended Policy is not approved by our shareholders, which would mean that the amendment to the equity cap as set forth in Item C above is not approved by the requisite shareholder vote, the 2025 Executive Chairman Equity Grant’s value shall be reduced to an amount that is consistent with the current Compensation Policy.

It is noted that while the compensation package for the Executive Chairman is proposed to be set in advance for the future year, the shareholders are required to reappoint the Executive Chairman each year and therefore have adequate opportunity to review his compensation. The additional terms under which the Executive Chairman Equity Grant shall be provided to our Executive Chairman are as follows:

Date of Grant

For the year 2025, the date of grant of the Executive Chairman Equity Grant shall be June 1, 2025. Thereafter, the date of grant of the Executive Chairman Equity Grant shall be the date of the Board’s approval of the respective Executive Chairman Equity Grant.

Time-Based Vesting

Each Executive Chairman Equity Grant shall vest as follows: (a) the performance-based portion of the Executive Chairman Equity Grant shall vest over a period of four (4) years, in four equal installments, such that one fourth (1/4) of the total grant shall vest each year, beginning upon the first anniversary of the Board’s approval of the respective Executive Chairman Equity Grant and then on each of the three (3) subsequent anniversaries thereafter, and (b) the time-based portion of the Executive Chairman Equity Grant shall vest over a period of four (4) years, such that one fourth (1/4) of the total grant shall vest beginning upon the first anniversary of the Board’s approval of the respective Executive Chairman Equity Grant and then on each of the twelve (12) subsequent quarters thereafter, subject to the Executive Chairman’s continued engagement through each applicable vesting date..

Performance-Based Vesting

The performance criteria for equity including performance-based vesting shall be determined each year in advance by the Compensation Committee and Board and shall include targets that the Compensation Committee and Board consider commercially challenging to achieve during the applicable four (4) year vesting period. The achievement of the performance targets shall be evaluated on March 31 following each performance year, so that each such date shall be a performance criteria measurement date.

Upon the achievement of the applicable performance-based vesting criteria, the applicable portion of the Executive Chairman Equity Grant shall remain subject to the time-based vesting. That portion of the Executive Chairman Equity Grant that has not met the performance-based vesting criteria shall expire and terminate and become null and void.

In addition, equity awards that include performance-based vesting shall be subject to an overachievement opportunity; e.g., when the next performance year’s target has been achieved during a certain performance year, then, in addition to the vesting of the applicable portion of the equity subject to such year’s performance-based vesting, that portion of the equity subject to the next performance year’s target shall be released from the relevant performance criteria, and continue to be subject only to the fulfillment of any remaining time-based vesting (without the need to further evaluate performance with respect to the performance years for which the targets have been fulfilled), and in the even that a certain performance year reaches a level that exceeds the cumulative level set for previous years as well, the vesting of such previous years will be deemed to have been met (if not met before), allowing for long-term alignment with the Company’s successful meeting of its objectives.

Last, upon the closing of a Corporate Transaction (as such term is defined under the Plan), the performance-based vesting shall no longer be applicable, such that any equity which was originally subject to such performance-based vesting shall only remain subject to time-based vesting.

Exercise Period

The Executive Chairman Equity Grant shall be granted under the Plan, and any vested portion thereof may be exercised for a term of seven (7) years from its Date of Grant, after which it shall expire and terminate and become null and void.

Acceleration; Change of Control

The Executive Chairman Equity Grant shall be subject to a double trigger acceleration mechanism, such that under certain Double Trigger Circumstances (as such term is defined in the Plan, to include a change in control event) our Executive Chairman shall be entitled to acceleration of his outstanding unvested Executive Chairman Equity Grant.

Dilution

The Executive Chairman Equity Grant shall not cause an annual dilution in excess of the allowed percentage under the Plan (which is three and a half percent (3.5%) of the Company’s total issued and outstanding share capital as of December 31 of the preceding calendar year, subject to customary adjustments as provided for under the Plan). Our Compensation Committee and Board remain committed to maintaining such low levels of dilution, well below the 10% threshold recommended by the ISS (Institutional Shareholder Services) in its Israeli Proxy Voting Guidelines, with respect to any proposed and/or outstanding equity-based compensation plans (currently at approximately 2%).

The rest of the terms of the Executive Chairman Equity Grant shall be in accordance with the Company’s Plan, or under the terms of any other share incentive plan of the Company, as shall be in effect from time to time.

Considerations Taken into Account by our Compensation Committee and Board of Directors

Our Compensation Committee and Board believe that the proposed Executive Chairman Base Salary and related benefits, Executive Chairman Cash Bonus Plan and annual Executive Chairman Equity Grant (Collectively, the “Executive Chairman Compensation Package”) are in the Company’s best interests and are in line with the Compensation Policy, as amended by the Amended Policy, including the compensation philosophy and objectives set forth therein. With respect to the Executive Chairman Equity Grant, our Compensation Committee and Board considered, among other things, the importance of motivating and incentivizing our Executive Chairman through the grant of equity, a compensation element which includes vesting over a total of four (4) years, thus having a long term incentive value, while taking into account the interests of the Company’s shareholders and the effect of such equity grant on the dilution level of our shareholders.

Further, the Compensation Committee and Board believe that the grant of RSUs under the Executive Chairman Equity Grant is more beneficial to the Company, in light of, among other things, a market practice for international companies to grant equity awards in the form of RSUs, which are less sensitive to market fluctuations and maintain an interest in the Company’s success also when the company’s market price declines. In addition, the Compensation Committee and Board determined that the proposed Executive Chairman Equity Grant suitably links pay to performance, especially in light of the inclusion of mandatory performance targets thereunder, aligns the Executive Chairman’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management.

When considering the proposed Executive Chairman Compensation Package and reaching their conclusion, the Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including the responsibilities and duties of Mr. Aviram in his capacity as the Company’s Executive Chairman, the importance of providing competitive compensation in order to retain talented and essential executives such as Mr. Aviram, the estimation of Mr. Aviram’s expected contribution and the importance of Mr. Aviram to the future growth and success of the Company.

In addition, our Compensation Committee and Board reviewed and considered benchmark information and data of relevant similar companies with an executive chair position, in order to understand the compensation practices related to Executive Board Chairmans. Such benchmark information indicated that the value of each component of the Executive Chairman Compensation Package is below the median level of the value of each such compensation component at the CEO level in our Peer Group, even when taking into account Mr. Aviram’s expected scope of position and the 2025 higher initial equity award.  Based on this evaluation and on the above-mentioned considerations, the Compensation Committee and Board have resolved to approve, and are recommending that shareholders approve, the Executive Chairman Compensation Package.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy or through the Electronic Voting System, is required for the approval of the foregoing resolution.

It is proposed that at the Meeting, the following resolutions be adopted:

 “RESOLVED, to approve the Executive Chairman Compensation Package - all upon the terms described in this Item C of the Proxy Statement for the 2025 Annual General Meeting of Shareholders”.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM D

AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION

Background

The Company's existing Articles contain certain provisions relating to the appointment of Board members, which are generally available in an annual general meeting of the Company’s shareholders. However, in certain circumstances, our Board is entitled to appoint a director for limited periods. It is proposed to amend one of these provisions, as detailed below.

General

The proposed amendment to the Articles is in Section 19.3(b) and it is marked in the revised version of the Articles attached to this Proxy Statement as Exhibit B (the “Amended Articles”).

Pursuant to Section 19.3(b) of our Articles, the Board of Directors shall have the authority to appoint director(s) to fill in one remaining seat on the Board, provided that the total number of directors does not exceed the maximum stipulated in Section 19.2 of our Articles, which is currently set at ten (10). The director appointed in this manner shall commence his term immediately upon appointment and shall serve for the term determined by the Board upon appointment or until terminated by the Board, but in any event for not more than a maximum term of three years.

Required Vote

The affirmative vote of the holders of Shares representing a majority of the voting power present at the Meeting, in person, by proxy or through the Electronic Voting System, and voting thereon, is required for the approval of the Amended Articles.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Articles, in the form attached as Exhibit B to the Proxy Statement for the 2025 Annual General Meeting of Shareholders, be approved, and the Company's Articles of Association be reinstated and replaced by such Amended Articles".

The Board recommends a vote “FOR" approval of the proposed resolution.

ITEM E

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant, and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”), as independent auditor of the Company, for the fiscal year ending December 31, 2025, for the year commencing January 1, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s Board, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Somekh Chaikin was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Over the years, and until 2022, Somekh Chaikin served as joint independent auditor of the Company, but as a sole auditor for all SEC filings.

The Company’s Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin. Accordingly, the Board of Directors recommended the re-appointment of Somekh Chaikin as the Company’s sole independent auditor for the fiscal year ending December 31, 2025, for the year commencing January 1, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s Board, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent auditor, Somekh Chaikin. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent auditor and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

According to the Articles, the Board is authorized to determine, following the recommendation of the Audit Committee, the basis of the Company’s independent auditor’s compensation in accordance with the volume and nature of the services rendered by him. The following table presents information regarding the aggregate amount of fees paid by the Company to Somekh Chaikin for their services to the Company for the fiscal year ended December 31, 2024:

Services Rendered		Fees

Audit fees[1]	US	$360,432
Tax Fees[2]	US	$34,975
Total	US	$395,407

Approval of the re-appointment of Somekh Chaikin as the Company’s independent auditor is now being sought from the Company’s shareholders.

[1]
Audit Fees: the audit fees for the year ended December 31, 2024 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]         rendered during 2024 by our auditor were for tax compliance and tax advice.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy or through the Electronic Voting System, and voting thereon, is required for the re-appointment of Somekh Chaikin as independent auditor of the Company for the fiscal year ending December 31, 2025, for the year commencing January 1, 2026 and until immediately following the next annual general meeting of shareholders, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the independent auditor’s fees for the term of his appointment.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, be re-appointed as the independent auditor of the Company, for the fiscal year ending December 31, 2025, for the year commencing January 1, 2026 and until immediately following the 2025 annual general meeting of shareholders; and (ii) the Board shall be authorized to determine the fees for Somekh Chaikin, at the Audit Committee’s recommendation, for the term of their service, according to the nature and volume of their services.”

The Board recommends a vote FOR the approval of the proposed resolution.

DISCUSSION OF THE AUDITOR’S REPORT AND

THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR
THE YEAR 2024

At the Meeting, shareholders will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024, as required by the Companies Law. This item will not involve a vote of the shareholders.

The Company’s 2024 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2024 (filed with the SEC on March 19, 2025), may be viewed on the Company’s website, through the EDGAR website of the SEC at www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board, Moty Ben-Arie Chairman of the Board of Directors March 19, 2025

Exhibit A

Executives & Directors Compensation Policy

A.	Overview

1.	Policy Guidelines

1.1.
Our Company provides inspection and metrology solutions dedicated to increasing production yield and products reliability, enabling and supporting customers’ latest technologies in the semiconductor industry.

1.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

1.3.
Our uncompromising commitment to excellence is based on performance, responsiveness and support. The Company’s success in fulfilling its commitments and long term vision and strategy relies on the excellence of its human resources through all levels and on creating appropriate incentives for our employees and executives. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

1.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the “Policy”), which shall enable us to attract and retain highly qualified and talented Office Holders. Moreover, the Policy shall motivate our Office Holders to achieve ongoing targeted results in addition to a high-level business performance in the long term, all, without encouraging excessive risk-taking.

1.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

1.6.
The Policy provides our Compensation Committee and Board of Directors (the “Board of Directors”) with adequate measures and flexibility, to tailor each of our Executive’s compensation package based, among others, on geography, applicable market terms, tasks, role, scope of position, seniority, skills and capability.

1.7.	The Policy shall maintain consistency in the way Office Holders are compensated.

1.8.	The Policy shall provide the Compensation Committee and the Board of Directors with guidelines as to exercising their discretion under the Company’s equity plans.

1.9.	The Policy is guided by the applicable principles set forth in the Law.

2.	Policy Principles

2.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders’ compensation.

2.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable law and regulations as well as market practices and its conformity with the Company’s targets and strategy. As part of such a review, the Compensation Committee and the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of the Company’s goals, considering, among others, then prevailing market practices as well as the implementation of the Policy by the Company during previous years.

2.3.
Any proposed amendment to, or renewal of, the Policy, shall be brought before the shareholders of the Company (the “Shareholders”) who shall in any event review and re-approve the Policy at least every three years, or as otherwise required by Law.

2.4.
The approval procedures of Terms of Office and Employment as well as relevant background materials provided to the Compensation Committee and Board of Directors shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

B.	General

1.
The Company’s CEO shall be entitled to approve non-material changes (not exceeding 5% of the aggregate value of the Total Cash Compensation for such calendar year) in the Terms of Office and Employment of Executives subordinate to the CEO, without seeking the approval of the Compensation Committee.

2.
This Policy is set as guidance for the Company’s relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

C.	Executive Compensation

1.
When examining and approving the Executives’ Terms of Office and Employment, the Compensation Committee and Board of Directors shall review the following factors, and shall include them in their considerations and reasoning:

1.1.	The Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	The Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

1.3.	The Executive’s previous and current cost of compensation.

1.4.	The Company’s performance, market cap and growth, and general market conditions.

1.5.
The ratio between the Executive’s compensation cost, including all components of the Executive’s Terms of Office and Employment, and the cost of compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on workplace relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, to former Executives in the same or similar positions, to other positions with similar scopes of responsibilities inside the Company, and to Executives with same or similar positions in peer companies globally spread (a “Benchmark”). The Company shall determine the Company’s comparative peer groups to be examined under each Benchmark. The Benchmark shall include companies similar in parameters such as, among others, revenue, market cap, field of operation, annual income, number of employees, country of operation etc. The comparative information, shall address various components of compensation, as shall be applicable, including without limitation the base salary, variable cash incentives and equity and will rely, as much as possible, on external surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs;

ii.	Variable components, which may include: cash incentives and equity based compensation;

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance;

v.	Indemnification and exemption; and

vi.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of the above components, all in accordance with the position and responsibilities of each Executive, and taking into account the incentive that each component is supposed to serve, as detailed in this Policy.

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

5.	Base Salary:

5.1.	Company’s Executives shall be paid a cash salary (“Base Salary”) on a monthly basis.

5.2.
The purpose of the Base Salary is to provide cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience (both inside and outside the Company) and comparative information, such as the Benchmark, thereby creating an alignment between the Executive’s Base Salary and the aforementioned criteria, and ensuring the Company’s market global competitiveness in attracting Executives. The Compensation Committee and Board of Directors shall continue to exercise caution in implementing any Base Salary increases, to ascertain that any such increases, if and when approved, are reasonably and moderately made; As a guideline, the Compensation Committee and Board of Directors shall not approve such increases more than once every 3 years.

5.3.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of percentiles, that our Executives’ base salary shall meet, with respect to the peer group companies examined under the appropriate Benchmark; such percentile shall not exceed the 50th percentile, unless the Compensation Committee and Board of Directors deem that unique and special circumstances warrant a deviation from such cap.

5.4.	The value of the annual Base Salary out of the Total Compensation of each of our Executives shall be designed not to be more than 70% of such Executive’s Total Compensation.

6.	Benefits

Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Benefits which may be offered as part of the general employee benefits package (such as: private medical insurance, disability and life insurance, transportation (including Company car, a Company’s leased car or transportation allowance)[1] fully covered by the company including any tax gross up or tax payments incurred in this regard, education fund, etc.) – all in accordance with applicable local practices and legal requirements.

6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

6.1.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 25 days annually), subject to the minimum vacation days’ requirements per country of employment as well as the local national holidays.

6.1.5.
Additional benefits in excess of those detailed in Sections 6.1.1 - 6.1.4 above, the aggregate value of which, for each of our Executives, shall not exceed 10% of such Executive’s annual base salary (excluding with respect to relocation).

1 In this case such payment shall be added to the Executive’s Base Salary.

7.	Variable Components
7.1.
When determining the variable components as part of an Executive’s compensation package, the contribution of the Executive to the achievement of the Company and business unit’s goals, revenues, profitability and other key performance indicators shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components the majority of which shall be based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives

8.1.	Variable Cash Incentive Plan

8.1.1.	Cash incentive payments to our Executives shall be determined based on the Company’s and business unit’s performance and on their individual performance and contribution to the Company.

8.1.2.
Performance-based cash incentive compensation are intended to motivate and incentivize the Executive towards reaching Company, business unit and individual’s periodical and long-term goals and targets, and to reward periodical accomplishments in order to align Executive’s objectives with the Company’s, thus maintaining market competitiveness in attracting Executives.

8.1.3.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the “Cash Plan”) which will set forth, for each Executive, targets which form such Executive’s on target cash payment (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

8.1.4.
The Compensation Committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.

8.1.5.
The On Target Cash Plan of each Executive shall be calculated based on such Executive’s base salary, and shall not exceed: (i) with respect to the CEO and the Executive Chairman of the Board (“Executive Chairman”) - 100% of the annual Base Salary; and (ii) with respect to other Executives- 75% of the annual Base Salary.

8.1.6.	The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of the On Target Cash Plan.

8.1.7.
In the event that in a given year the Company’s NON GAAP Net Profit shall be less than US$6,000,000 (or a higher amount in the event determined so by the Board o~~o~~f Directors in a given year) - no annual Cash Plan payment shall be paid to Executives.

8.1.8.
At least 50% of the On Target Cash Plan targets shall be measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company’s/ business unit’s revenues

•	Company’s/ business unit’s Operating Income

•	Pre-tax profits above previous fiscal year

•	Company’s/ business unit’s bookings

•	Collection

•	Customer satisfaction

•	Earning per share.

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

A portion of up to 50% of the targets may be based on non-measurable criteria, provided however that with respect to the CEO and the Executive Chairman such portion shall not exceed 3 monthly base salaries ~~of the CEO~~. Such non-measurable criteria shall include individual objectives defined in advance, based on, among others, the Executive’s expected performance and contribution with respect to such objectives.

8.1.9.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position in the Company, the Executive’s individual roles, and the Company and the applicable business unit’s long term and short term targets. The measurable targets shall include financial targets, which shall together weigh at least: (i) 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations/COO, VP HR etc.) and (ii)  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect to an Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive’s unit and personal targets

8.1.10.
 The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company’s targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.	Change In Control Cash Payment

8.2.1
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control, a cash payment of up to 6 monthly Base Salaries, provided that in such change in control event which results in the receipt by the Company (or its shareholders) of consideration with a value representing, a premium of at least 40% above the average of the closing prices per share of the Company’s ordinary shares as quoted on the Nasdaq Stock Market over 20 trading days ending one day prior to the execution of the term sheet (or similar instrument) for such change of control event, such cash payment may be increased up to a total of 12 monthly Base Salaries of such Executive.

9.	Equity Based Compensation

9.1.
The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.2.
The grant of Equity Based Components is intended to align the interests of the Executive with those of the Shareholders, by creating a correlation between the Company’s success and the value of the Executive’s holdings.

9.3.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.4.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and shareholders and the effect of such grants on the dilution of its shareholders.

9.5.
Any grants of Equity Based Components shall be in accordance with and subject to the terms of the Company’s then applicable equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.6.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.

9.7.
The total yearly Equity Value granted shall not exceed (i) with respect to the CEO and the Executive Chairman - 400% of his annual Base Salary; and (ii) with respect to all other Executives, 300% of such Executive’s annual Base Salary (such limitations, the “Equity Caps”).

9.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution, provided however that at least 50% of the Equity Based Components granted to an Executive in each calendar year shall be subject to performance-based vesting.

9.9.
In the event of a new hire Executive, if the Compensation Committee and Board of Directors deem it is necessary and in the best interest of the Company, the applicable Equity Cap may be multiplied by 1.5 for such an Executive, solely for such initial equity award.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining separation package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
As a guideline, the notice period for the termination of an Executive shall not exceed ~~three~~ six months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu of such notice) by up to an additional six ~~3~~ months.

10.3.
Other than payments required under any applicable law, local practices, vesting of outstanding options or acceleration of options – if termination is in connection with a change in control, transfer or release of pension funds, manager’s insurance policies, etc. - the maximum separation package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive~~'s~~. ~~s~~Separation package shall include any payment and/or benefit paid to an Executive in connection with such Executive’s separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company’s relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive’s annual Base Salary.

1.	Clawback Policy

1.1.
Unless otherwise set forth under any applicable mandatory law or rule, including without limitations, the Companies Law, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the clawback-related listing standards of the Nasdaq Stock Market:

1.1.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

1.1.2.
Our Compensation Committee and Board of Directors shall be authorized not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved.

1.2.
The Company has adopted a Clawback Policy, the initial form of which is attached hereto as Exhibit A (the “Clawback Policy”), intended to comply with the requirements of the Companies Law, Section 10D of the Exchange Act, and the clawback-related listing standards of the Nasdaq Stock Market. In the event of a conflict between the Clawback Policy and this Policy, the Clawback Policy shall prevail, and the provisions of Section 12.1 shall be deemed amended to conform to the requirements under the Clawback Policy.

D. Director Remuneration:

Our non-executive and non-controlling directors (including external directors) (the “Directors”) may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participation fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced directors.

1.	Cash Compensation:

1.1.	The Company’s Directors shall be entitled to receive an equal cash fee per year and per meeting, as shall be determined from time to time subject to applicable provisions of the Law.

1.2.	The Company’s non-executive Chairman of the Board of Directors shall be entitled to receive an annual base salary which shall in no event exceed US$250,000.

1.3.
Company’s Directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation

2.1.
Each of the Directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed US$100,000.

2.2.
The Company’s non-executive Chairman of the Board of Directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed US$150,000.

2.3.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

E. Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensation Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorized to provide our Office Holders with a liability insurance policy which aggregate coverage shall be limited to the higher of (i) US$30,000,000, or (ii) 10% of the Company’s market cap (based on the average closing price of the Company’s share on Nasdaq during the preceding 30 days), plus 20% additional coverage for claims-related costs, and the premium shall be up to US$1,000,000.

3.
Our Compensation Committee shall be authorized to (i) increase the coverage purchased, and/or the premium paid for such policies, by up to 20% per year, without an additional shareholders’ approval, if and to the extent permitted under the Law, and (ii) with respect to a specific material transaction or a series of related transactions, constituting together a material transaction - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts; in both (i) and (ii) - without an additional shareholders' approval, if and to the extent permitted under the Law.

F.	Miscellaneous

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

G.	Definitions:

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
Compensation Committee	A committee, satisfying the requirements of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other executive subordinated directly to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, including an Executive Chairman of the Board, but excluding a non-executive director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company’s financial statements. In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

Exhibit A

Clawback Policy

Exhibit B

THE COMPANIES LAW, 5759-1999

Articles

of

Camtek Ltd.

1.	Interpretation And Definitions

1.1	In these Articles each term specified below shall have the definition appearing beside it, except if the context otherwise dictates.

including	including without limitation

The Companies Law	the Companies Law, 5759-1999, as amended from time to time (together with the Regulations).

The Office	the registered office of the Company.

Majority(1)
with respect to voting at meetings of the Shareholders - a simple majority determined in accordance with the voting rights attached to the Shares; provided, however, that abstaining votes are not counted;

(2)
with respect to voting at meetings of the Board of Directors or any committee thereof - a simple majority determined in accordance with the number of voting Directors; provided, however, that abstaining votes are not counted.

Officer	an Office Holder (“Noseh Misra”), as defined in the Companies Law.

Presence of a Shareholder

[at a General Meeting]	the presence of a Shareholder in person or by proxy.

Proxy Card	as the term is used in the Companies Law (“Ktav Hatzba'ah”) or any other applicable law.

The Regulations	Regulations promulgated under the Companies Law, as amended from time to time.

Share Certificate	(“Te’udat Menaya”) as the term is used in the Companies Law.

1.2
Capitalized terms contained in these Articles shall have the meanings assigned to them herein; capitalized terms not defined herein shall have the meaning assigned thereto in the Companies Law, as shall be in effect from time to time.

1.3	Sections 4,5,6,7,8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4	The captions contained in these Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation or construction of any provision hereof.

2.	The Name Of The Company

In Hebrew:	קמטק בע"מ

In English:	Camtek Ltd.

3.	The Objectives Of The Company And Its Purpose

3.1	The Company may conduct any legal business.

3.2	The Company may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

4.	The Authorized Share Capital Of The Company

4.1	The authorized share capital of the Company is NIS 1,000,000, divided into 100,000,000 Ordinary Shares of NIS 0.01 each. All Ordinary Shares issued by the Company shall be issued in registered form.

4.2
The rights attached to the Ordinary Shares will be all the rights in the Company, and Ordinary Shares shall entitle the holders thereof to vote at shareholders’ meetings and to participate, parri passu and in accordance with the nominal value of the Ordinary Shares held by such Shareholder, in distributions of dividends and in distributions of funds and surplus assets in the liquidation of the Company.

4.3
The Company may, by resolution adopted by a Majority of the Shareholders voting at the General Meeting, increase the authorized share capital of the Company, and may cancel authorized share capital that has not been issued if there is no undertaking of the Company, including a contingent undertaking, to issue such shares.

4.4
Subject to the provisions of the Companies Law, the Company may, by a resolution adopted by a Majority of the Shareholders voting at the General Meeting, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares, and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, et cetera.

4.5
The Company may, by resolution adopted by a Majority of the Shareholders voting at a General Meeting, consolidate, divide and/or redistribute the share capital of the Company to shares without any par value and/or to shares with a higher or lower par value and/or to different classes of shares.

5.	Liability Of The Shareholders

5.1
The liability of a Shareholder for the obligations of the Company will be limited to the amount of the consideration (including the premium) for which his shares were issued to him, but not less than the par value of such shares; except in the event that said shares have been issued to him lawfully for a consideration which is below the par value, in which event his liability will be limited to the amount of the consideration for which said shares were issued to him.

5.2	The Company may not alter the liability of a Shareholder or obligate him to acquire additional shares, without his consent.

6.	Amending The Articles

6.1	The Company may amend these Articles by resolution of the Majority of the Shareholders voting at a Special Meeting, except as otherwise provided in the Companies Law.

6.2
Any amendment to these Articles will become effective on the date of the resolution adopting such amendment, unless the Companies Law or said resolution provides that such amendment will come into force at a later time.

6.3
The Company may not amend a provision contained in these Articles requiring a special majority to amend or to change these Articles or any provision hereof, except by a resolution of the General Meeting adopted by that majority.

7.	Transactions With An Officer or A Controlling Person

Subject to the provisions of the Companies Law, the Company may enter into a transaction with an Officer and/or a Controlling Person, or with another person with respect to which the Officer and/or the Controlling Person has a Personal Interest, provided that such transaction does not adversely affect the interests of the Company.

8.	Exemption, Insurance And Indemnification

8.1	Granting an Exemption from the Duty of Care

The Company may grant an Officer, in advance, an exemption from his liability, in whole or in part, for damages resulting from a breach of his duty of care to the Company, subject to and in accordance with the provisions of the Companies Law, and provided that the Company shall not exempt any Officer from liability arising from any of the following:

(a)
a breach of the duty of loyalty, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

(b)	a breach of the duty of care made intentionally or recklessly (“pzizuth”), unless committed through mere negligence;

(c)	any Action taken with the intention of making an unlawful personal gain; or

(d)	a fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings (“Kofer”) imposed on such Officer.

8.2	Insurance

(1)
The Company may, subject to and in accordance with the provisions of the Companies Law, enter into an insurance policy to insure all or part of the liability of any Officer imposed upon him by virtue of an Action taken by him in his capacity as an Officer, with respect to any of the following:

(i)	Breach of duty of care to the Company, or to another person;

(ii)	Breach of duty of loyalty to the Company, provided the Officer acted in good faith and had reasonable grounds to assume that such act would not adversely affect the interests of the Company.

(iii)	A financial obligation imposed upon the Officer in favor of another person.

(2)
Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, 5728-1968 (the "Securities Law"), the Company may also enter into a contract to insure an Officer, in respect of each of the following:

(i)
Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law; and

(ii)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

8.3	Indemnification

(a)
Subject to the provisions of the Companies Law and the Securities Law, the Company may indemnify an Officer with respect to liabilities or expenses, as specified below, imposed on or incurred by him as a result of an Action taken in his capacity as an Officer, as follows:

(1)	A financial liability imposed upon him in favor of another person by a court judgment, including a judgment given by way of compromise, or an arbitration award approved by court;

(2)
Reasonable litigation expenses, including attorney's fees, incurred by the Officer or imposed upon him by a court, in a claim filed against him by the Company or on the Company’s behalf, or by another person, or in connection with a criminal charge from which he was acquitted, or a criminal charge in which he was convicted of an offense that does not require proof of criminal intent (mens rea);

(3)
Reasonable litigation expenses, including attorney’s fees, incurred by him as a result of an investigation or proceeding instituted against him by a competent authority, which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

(4)
Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(5)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

(b)
The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Officers, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

(c)
The Company may undertake to indemnify an Officer as aforesaid, (i) prospectively, provided that in respect of Article 8.3(a)(1), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (ii) retroactively.

The provisions of Articles 8.1, 8.2 and 8.3 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

9.	Securities Of The Company

9.1	General

The Company may have shares of different classes, redeemable Securities, Debentures, Secured Debentures, Series of Debentures or other Securities.

9.2	Redeemable Securities

(a)	The Company may create and/or issue redeemable Securities.

(b)
The Company may attach to redeemable securities the characteristics of shares, including voting rights and/or rights to participate in profits of the Company and/or the right to receive dividends or bonus shares and/or other rights, or additional rights attached to the shares of the Company.

(c)	The Company may redeem redeemable Securities in an amount, at the times, in the form, and from the sources specified by resolution of the Company.

(d)
Redeemable Securities will not be deemed part of the equity of the Company, unless the right of the Company to redeem such Redeemable Securities has been limited to the winding-up of the Company after having satisfied all of the obligations of the Company to its creditors. In the event that the right of redemption has been limited as aforesaid, the provisions of sub-Article (c) above will not apply, and the Company may redeem such Redeemable Securities in the same fashion as it may acquire shares of the Company.

10.	Issuance Of Securities

10.1	The issuance of shares and other Securities shall be in the authority of the Board of Directors, subject to the provisions of the Companies Law.

10.2
The Board of Directors may issue shares and convertible Securities up to the limit of the authorized share capital of the Company, assuming the conversion of all convertible Securities at the time of their issuance.

10.3	The Board of Directors may issue shares for cash or for other consideration, against immediate or subsequent payment.

10.4
The Board of Directors may issue Debentures, Secured Debentures or Series of Debentures, within the scope of its authority to borrow on behalf of the Company. The aforesaid does not preclude the authority of the General Manager or any other person designated for such purpose by the Board of Directors to borrow on behalf of the Company and to issue Debentures, promissory notes, or bills of exchange within the limits of his authority.

10.5	The Board of Directors will not issue a share the consideration for which is not to be paid in full in cash, unless the consideration for the shares has been detailed in a written document.

10.6	The Board of Directors may issue shares at a price below their par value, subject to the provisions of the Companies Law.

10.7
The Company may, by resolution of the Board of Directors, pay a commission for underwriting and/or subscription and/or consent to subscribe and/or to underwrite shares or Securities of the Company, whether conditional or not. Such commission may be paid in cash and/or in shares and/or other Securities, or any combination thereof.

10.8	The Board of Directors will arrange for the registration of the issuance of shares in the Shareholders Register immediately upon their issuance.

11.	Share Certificate

11.1
A Shareholder registered in the Shareholders Register may receive from the Company, with respect to the fully paid-up shares registered in his name in the Shareholders Register, one (1) Share Certificate confirming such Shareholder's ownership in the shares registered in his name, or, if approved by the Board of Directors, several Share Certificates each for one or more of such shares.

11.2	A Share Certificate will be issued bearing the signatures of those persons authorized to sign on behalf of the Company.

11.3	A Share Certificate in the name of two or more persons will be delivered to the person whose name appears first in the Shareholders Register.

11.4
In the event that a Share Certificate is lost, defaced or spoiled, a new one may be issued in its place once the Shareholder requesting the replacement has fulfilled the conditions with respect to proof of the aforesaid, indemnification, etc., as determined by the Board of Directors.

11.5	The Board of Directors will determine the amount of the fee to be paid to the Company for issuing more than one Share Certificate to each Shareholder and/or for exchanging a Share Certificate.

11.6
The Board of Directors of the Company will specify the form, the content and the method of preparing or printing the Company's Share Certificates, except where the aforesaid is specified by the Regulations.

12.	Reserved

13.        Calls on Shares

13.1.
The Board may, from time to time, at its discretion, make calls upon Shareholders in respect of any sum unpaid on their shares (hereinafter: an “Obligation”) which has become due or which is not, by the terms of issuance of which shares, payable at a fixed time. Each Shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. A call may contain a call for payment in installments.

13.2
Notice of any call shall specify the amount of the Obligation and shall be given in writing to the Shareholder(s) in question not less than fourteen (14) days prior to the time of payment as fixed therein, provided that at any time before the due date of any such payment the Board may, by a notice to the Shareholder(s), revoke such call, or postpone the designated date(s) of payment.

13.3
The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

13.4
If under the terms of issue of any share or otherwise, the payment in respect of such share is to be made in whole or in part by installments, whether such payment is at premium or at nominal value, then each such installment shall be paid to the Company on the due date for payment thereof, and it a call shall be deemed made by the Company with proper notice on such shares with respect to each such installment, and the provisions in these Articles which concern the call on shares shall be applicable to such installments.

13.5
Any Obligation shall bear interest from the date on which it is payable until actual payment thereof at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Leumi Le-Israel B.M. Notwithstanding the aforementioned, the Board of Directors may waive the interest payments in whole or in part.

13.6
The Board of Directors may, upon adoption of a resolution to such effect, allow any Shareholder to prepay any amount not yet payable in respect of his shares, and may approve the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

13.7	The provision of this Article 13 shall in no way derogate from any rights or remedies the Company may have pursuant to these Articles or any applicable law.

14.        Charge, Forfeiture and Surrender

14.1
The Company shall have a charge, first in rank, over all the shares which are registered in the name of a shareholder but which are not fully paid, as well as over the proceeds from their sale, for the purpose of securing an Obligation of such a shareholder to the Company, whether personally or jointly with others, whether or not payment is due. The above mentioned charge shall apply to all the dividends declared from time to time on such shares, unless otherwise decided by the Board.

14.2
The Board of Directors may, upon the adoption of a resolution to such effect, forfeit any shares issued with respect to which an Obligation exists and has not been paid by its due date, and following such forfeiture may sell the forfeited shares.

16.	Transfer Of Shares

16.1	Shares and other Securities of the Company may be transferred subject and pursuant to the provisions of this Article 16.

16.2	Subject to the provisions of this Article 16, fully paid shares may be transferred without approval of the Board of Directors.

16.3	A share may be transferred in whole only, and not in part; however, if a share(s) has joint owners, any of the joint owners may transfer his rights in the share(s).

16.4
A transfer of shares shall require the delivery to the Company of a share transfer deed signed by the transferor and the transferee. If the Board of Directors does not refuse or decline to register such transfer of shares in accordance with the provisions of these Articles, the Company will register the transfer of shares in the Shareholders Register as soon as is practicable. The transferor will remain a the owner of the shares to be transferred, until the name of the transferee is recorded in the Shareholders Register as the owner of the shares.

16.5	A share transfer deed will be in the form specified below or such similar or other form approved by the Board of Directors.

Share Transfer Deed

We, the undersigned, _____________________ of _____________ _________________ (hereinafter: the “Transferor”) hereby transfer to ______________ of _____________________________________ (hereinafter: the “Transferee”)  _______ Shares of NIS  ___ each in the undertaking called Camtek Ltd. to hold unto the Transferee, subject to the conditions under which we held the same immediately before the execution hereof, and we, the Transferee, do hereby agree to accept and take the said Shares subject to the conditions aforesaid.

In Witness Whereof we have affixed our signature on this ___ day of the month of ________ year 20__.

Signature of the Transferor _______________

Witness to the signature: _________________

Signature of the Transferee _______________

Witness to the signature: _________________

16.6	The Board of Directors may:

(a)	refuse to transfer a share with respect to which an Obligation exists;

(b)	suspend the registration of share transfers in the 10 (ten) days prior to convening a General Meeting;

(c)
decline to recognize a share transfer deed until a Share Certificate for the shares transferred, or other proof that the Board of Directors may demand in order to clarify the ownership of the transferor, shall be attached to the shares being transferred;

(d)	decline to transfer shares until the Company has been paid a transfer fee as specified by the Board of Directors.

16.7
All Share Transfer Deeds will be delivered to the Company at the Office. A Share Transfer Deed which is recorded in the Shareholder Register will remain with the Company, and any Share Transfer Deed which the Board of Directors refuses or declines to approve will be returned, upon demand, to whomever delivered it to the Company, together with the Share Certificate, if delivered.

16.8	The person entitled to shares by an act of law is entitled to be recorded in the Shareholders Register as a Shareholder thereof.

17.	The Organs Of The Company And Their Authority

17.1	The organs of the Company are:

(1)	The General Meeting;

(2)	The Board of Directors; and

(3)	The General Manager, if the Company has appointed a General Manager.

17.2	The authorities of the different organs of the Company will be as specified in the Companies Law and in these Articles.

17.3	Each organ of the Company has all the ancillary rights required for implementing his or its authority.

17.4	An authority not assigned in these Articles or in the Companies Law to another organ of the Company may be exercised by the Board of Directors, which shall have a residual authority.

17.5	An action taken without authority or in excess of authority may be approved retroactively by the proper organ of the Company.

18.	General Meeting

18.1	The place of the General Meeting

(a)	The General Meeting will take place in Israel.

(b)
If the shares of the Company have been offered to the public outside of Israel or are registered or listed for trade outside of Israel, a General Meeting may also be conducted outside of Israel if the Board of Directors so resolves.

18.2	Participation in the General Meeting

(a)	Subject to the provisions of the Companies Law, a Shareholder may participate in the General Meeting.

(b)
A Shareholder entitled to participate in a General Meeting will be one who is a Shareholder at the date determined by the Board of Directors, subject to the Provisions of the Companies Law and the Regulations.

(c)
A Shareholder who is not registered in the Shareholders Register and who wishes to vote at a General Meeting shall prove to the Company his ownership in the shares, in the method specified in the Regulations.

(d)
A Shareholder who is the registered owner of more than one share of the Company may appoint different proxies for different shares of which he is the registered owner, provided that with respect to each specific share, only one person - who may be either the Shareholder or a duly appointed proxy - may be present and vote at any General Meeting.

(e)	A company or other corporate legal entity may authorize any person to be its representative at a General Meeting or execute and deliver a proxy on its behalf.

(f)
In the event a share is jointly owned, the joint owner whose name appears first in the Share Registry may participate in the General Meeting. If he is not present at the General Meeting, the joint owner whose name appears thereafter may participate in that General Meeting, and so forth.

(g)
A Shareholder shall designate a proxy by signing an instrument of proxy in the form specified below, or in a similar or customary form which is acceptable to the Board; or, if shares of the Company are traded outside of Israel, in a form which is in accordance with the applicable laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

To: _________(the Company)

Appointment Of Proxy

I/we the undersigned, ____________ of ____________, the owner of _____ Ordinary Shares in the Company, hereby appoint __________, ID / Company No. __________, or in his absence ___________, ID No. ___________, as our proxy to participate and vote in the General Meeting of the Company convened for the __ day of __________, ____, and in any adjourned meeting, with respect to _______ of my aforesaid Ordinary Shares.

In witness whereof, we have affixed our signature on this ___ day of _________, 20__.

_____________________ [Shareholder’s Signature]

(h)
The appointment of a proxy will be valid only if the proxy appointment notice is delivered to the Office or to another place specified by the Board of Directors 4 hours prior to the beginning of the meeting or presented to the Chairman at such meeting.

(i)	If both a Shareholder and his proxy are present at a General Meeting with respect to the same shares, the appointment of the proxy shall be void with respect to such shares.

(j)
A vote cast in accordance with the instructions contained in any instrument appointing a proxy shall be valid, notwithstanding the death of the grantor or the revocation of the proxy, unless notice in writing of the death or revocation had been received at the office of the Company, or by the chairman of the meeting, prior to the vote.

(k)	In the case of any dispute with respect to the right to participate in the General Meeting, the Chairman of the meeting will decide and his decision will be final and binding.

(l)
The Chairman of the General Meeting may prevent the participation therein of a person who is neither a Shareholder nor a proxy of a Shareholder, unless the General Meeting shall otherwise resolve. The General Meeting may resolve to prohibit the participation of a person who is neither a Shareholder nor a proxy of a Shareholder.

18.3	Annual Meeting

(a)	Convening an Annual Meeting

(1)	The Company will conduct each year an Annual Meeting (to the extent required by the Companies Law, no later than 15 (fifteen) months following the previous Annual Meeting).

(2)	If the Board of Directors does not convene an Annual Meeting as aforesaid, any Shareholder or Director may apply to the court to order that a Meeting be convened.

(3)
If it is impractical to convene an Annual Meeting or to conduct it in the manner fixed in these Articles and/or the Companies Law, the court may, upon application by the Company, by a Shareholder entitled to vote at the General Meeting or by a Director, order that the Meeting be convened and conducted in the manner specified by the Board of Directors.

(b)	Agenda

(1)	The agenda of an Annual Meeting will include a discussion of the audited financial statements and the report of the Board of Directors, and may also include the following:

(i)	the appointment of Directors;

(ii)	the appointment of an Auditor;

(iii)	any other matter specified by the Board of Directors;

(iv)
any matter requested by shareholders of the Company entitled to request, according and to the extent set forth under the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting (“Proposing Shareholder(s)”), provided that the matter is appropriate;

(2)	Resolutions may be adopted at an Annual Meeting only in those matters specified in the agenda.

(c)          Shareholder Proposal

(1)
Any Proposing Shareholder(s), shall have the right to request that the Board of Directors shall include a matter on the agenda of a General Meeting, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”).

(2)            The Proposal Request must comply with the requirements of and the timeline set by, these Articles, the Companies Law, and any applicable law. The Proposal Request must be in writing, signed by all the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (if serving), the Chief Executive Officer, and the Chairman of the Company. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above.

 (3)           In addition to any information required to be included under any applicable law, a Proposal Request must include the following: (i) the name, address, telephone number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be)  and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company and the Board of Directors of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, which complies with the Companies Law, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the General Meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter and all supporting documentation, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous thirty six (36) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such matter, if any, has been provided to the Company.

 (4)           The Board of Directors, may, to the extent it deems necessary in its reasonable discretion, (a) request that the Proposing Shareholder(s) provide additional information and supporting documentation necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require and (b) revise the matter’s text as set forth under sub-item (c)(iii) above, to comply with the Companies Law.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit from security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

18.4	Special Meetings

(a)	Convening a Special Meeting:

(1)	The Board of Directors will convene a Special Meeting:

(i)	upon its resolution to such effect;

(ii)	upon a demand made by the lesser of (a) 2 (two) Directors or (b) one-fourth of the Directors then serving;

(iii)	upon a demand made by Shareholders entitled to request, according and to the extent set forth under the Companies Law, that the Board of Directors convene a General Meeting;

(2)	If a demand is made to the Board of Directors to convene a Special Meeting as aforesaid, it will convene such Meeting in accordance with the Companies Law.

(3)
In the event that the Board of Directors fails to convene the Special Meeting, then the Director(s) who demanded the meeting, or part of the demanding Shareholder(s) that hold at least half of the voting rights of such demanders, shall be permitted to publish a notice of a General Meeting or issue a proxy card only in the circumstances mentioned under Section 64 of the Companies Law..

A Special Meeting as aforesaid will take place, insofar as possible, in the same fashion as a General Meeting convened by the Board of Directors.

In the event such a meeting has been convened, the Company shall bear the reasonable expenses necessary to convene the meeting which were incurred by the Director or the demanders, as the case may be, and the Directors responsible for not convening the meeting will reimburse those expenses to the Company.

(b)	Agenda

(1)
The agenda at a Special Meeting will be set by the Board of Directors; and if the Special Meeting is convened upon demand as specified in sub-Article(a) above, those matters specified by the Directors or Shareholders who demanded that the Special Meeting be convened shall be included in the agenda, provided that such matters are suitable, in accordance with the Companies Law and these Articles, at the discretion of the Board of Directors, to be included in the agenda of a General Meeting.

(2)	Only matters included on the agenda will be discussed at a Special Meeting.

(c)	Shareholder Convening a Special Meeting

The provisions set out in Article 18.3(c) shall apply to any shareholder or shareholders of the Company who is/are entitled to request, according and to the extent set forth under the Companies Law that the Board of Directors convene a Special Meeting, as detailed under Article 18.4(a)(1)(iii) above, mutatis mutandis.

18.5	Notice of a General Meeting and the Date for its Publication

(a)	The form of notice of a General Meeting:

(1)	The notice of a General Meeting shall include:

(i)	the agenda;

(ii)	proposed resolutions;

(iii)	with respect to a General Meeting in which it is possible to vote by way of Proxy Card- arrangements to vote by way of Proxy Card;

(iv)
if the shares of the Company are traded or listed for trade outside of Israel – any other matter that is required under the laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

The aforesaid will be as determined by the Board of Directors, unless provisions with respect thereto are set forth in the Regulations and/or in any applicable other law, regulations or rules.

(2)	A General Meeting may adopt a resolution different from that specified in the notice, if so provided under a Regulation.

(b)	Publication of notice of a General Meeting.

(1)	The Company shall not be required to deliver or serve notice ("Hodaa") of General Meeting or any adjournment thereof to any Shareholder.

(2)
Without derogating from the provisions of Article 18.5(b)(1) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of a General Meetings in any manner reasonably determined by the Company and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published, as applicable. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting, shall be counted as part of the days comprising any notice period with respect to such General Meeting

18.6	Quorum

(a)	No discussion shall be held in a General Meeting unless a quorum is present at the beginning of the meeting.

(b)
A quorum for a General Meeting is the presence, within one half an hour from the time specified for commencing the meeting, of at least 2 (two) Shareholders who hold in the aggregate at least 33% of the voting rights of the Company.

(c)
If a share is jointly owned, the joint owner’s name that appears first in the Shareholders Register will attend the General Meeting. If he does not attend, the joint owner whose name appears thereafter may attend the General Meeting, and so forth.

(d)deleted

(e)	A Shareholder who is not entitled to vote at the General Meeting will not be deemed present at a General Meeting for the purposes of calculating a quorum.

(f)
If a quorum is not present within one half hour of the time specified for the commencement of the General Meeting, the General Meeting, if convened upon requisition under Sections 63(b)(1) or (2), 64 or 65 of the Companies Law, shall be dissolved, but in any other case the General Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the General Meeting.

(g)	If a quorum is not present within one half hour from the time set for commencing the adjourned General Meeting the General Meeting will take place regardless of whether a quorum is present.

18.7	Validity Notwithstanding Defect

(a)
Subject to any applicable law, a resolution adopted by the General Meeting shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the General Meeting in which it was adopted, unless and until such resolution is cancelled by the court at the request of a Shareholder, in accordance with the provisions of Section 91 of the Companies Law.

(b)
With respect to a defect in the time, place or manner in which a General Meeting was convened, a Shareholder who arrived at that General Meeting despite the defect shall not petition the court for the cancellation of a resolution adopted at such General Meeting.

18.8	The Chairman of the Meeting

(a)	A Chairman shall be elected for a General Meeting.

(b)
The Chairman, if any, of the Board of Directors, or any other Director or Officer of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman of the General Meeting.

(c)	The Chairman of the General Meeting will not have a casting vote.

18.9	Postponing a General Meeting

(a)	A General Meeting at which a quorum is present may adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, to another time or place to be specified.

(b)	At an adjourned General Meeting, the only matters to be discussed will be those matters on the agenda of the General Meeting with respect to which no resolutions have been adopted.

(c)
In the event the General Meeting is adjourned for more than 21 (twenty-one) days, the Company shall provide notices of the adjourned General Meeting in same manner required hereunder for the convening of a General Meeting.

(d)
If at the adjourned General Meeting a quorum is not present within one half hour from the time set for the commencement of the meeting, the General Meeting will take place regardless of the number or aggregate voting power of the Shareholders present.

18.10	Voting at the General Meeting

(a)	Persons entitled to vote at the General Meeting:

(1)	Subject to the provisions of the Companies Law and these Articles, a Shareholder entitled to participate in a General Meeting may vote at that General Meeting.

(2)	No shareholder shall be entitled to vote at a General Meeting with respect to a specific share, unless he has paid all calls and all amounts then due by him in respect of the said share.

(3)
With respect to voting for jointly owned shares, the joint owner whose name first appears in the Shareholders Register will be entitled to vote; if he is not present, the joint owner appearing thereafter who attends the meeting may vote, and so forth.

(4)	In the event of disputes with respect to voting rights, the Chairman of the meeting shall prevail and his decision shall be final and binding.

(b)	Voting at General Meetings

(1)
Subject to special rights, conditions, privileges and/or restrictions which may be attached to a specific class of shares, each holder of share(s) which entitle their holder to vote, shall have one vote for each share held by him.

(2)
A Shareholder may vote at a General Meeting in person or by proxy, with respect to each share held by him which entitles him to vote, in accordance with Article 18.2(d) above. A shareholder who is entitled to participate and vote at a General Meeting in respect of more than one share may vote on a resolution in one direction (in favor of, against, or abstain) in respect of any part of his shares, and on the same resolution, in other directions in respect of any other part or parts of his shares.

(3)
In addition (a) a Shareholder may vote by way of Proxy Card in accordance with the provisions of the Companies Law or any other applicable law, on the matters specified therein, and provided it is completed and returned to the Company in accordance with its terms ; and (b) a Shareholder who holds shares through member of the Tel Aviv Stock Exchange ("TASE"), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and instructions received from the TASE member through which the Shareholder holds his or her shares.

(4)
Subject to the provisions of the Companies Law and these Articles, all resolutions at a General Meeting will be adopted by a count of votes, in which a Majority of votes cast are in favor of the adoption of the resolution.

(5)	The announcement of the Chairman of the meeting that a resolution has been adopted or rejected, unanimously or by a certain majority, will be prima facie proof thereof.

18.11	Minutes of a General Meeting

(a)	The Company will prepare, at the Chairman's responsibility, minutes of the proceedings at a General Meeting; these minutes shall be signed by the Chairman of the General Meeting.

(b)	Minutes signed by the Chairman of the General Meeting will be deemed prima facie proof of their content.

(c)	A Shareholder may review the minutes of the General Meeting and receive, upon his request, copies of such minutes.

19.	The Board Of Directors

19.1	The duties and authorities of the Board of Directors will be as provided in the Companies Law and in these Articles.

19.2
The number of the members of the Board of Directors shall be as set from time to time by resolution of the General Meeting, provided that there will  be no fewer than 5 (five) nor more than 10 (ten) Directors (including External Directors, as such term is defined in the Companies Law).

19.3	Appointment of Directors

(a)
A Director, who is not an External Director, will be appointed by the Annal General Meeting and will serve until the conclusion of the next Annual Meeting. A Director appointed by an Annual General Meeting shall commence serving at the conclusion of the Annual General Meeting in which he or she was appointed, unless a later date for the commencement of his or her tenure was specified in the resolution by which he was appointed.

(b)
The Board of Directors may appoint ~~a~~ Director(s) (i) to fill the place of a Director whose appointment has expired during the term, ~~and~~ (ii) ~~may appoint a Director(s)~~ if the number of Directors then serving falls below the minimum number specified in Article 19.2 above, and (iii) to fill in one available seat on the Board of Directors, provided that the total number of Directors does not exceed the maximum number specified in Article 19.2 above. A Director ~~so~~ appointed under this Article 19.3(b)(i) or (ii) shall commence his tenure from the date of his appointment, and will serve until the end of the next Annual General Meeting following his appointment; such a Director may be reappointed by such Annual General Meeting. A Director appointed under this Article 19.3(b)(iii) shall commence his term immediately upon appointment and shall serve for the term determined by the Board of Directors upon appointment or until terminated by the Board, but in any event for not more than a maximum term of three years.

(c)
In the event that the tenure of a Director expires, or that the number of Directors then serving shall fall beneath the minimum number set forth in Article 19.2 above, the Board of Directors may continue to act, provided that the number of Directors then serving shall be no fewer than half of said minimum number of Directors. In the event that the number of serving Directors shall fall below half of the minimum number set forth in Article 19.2 above, the Board of Directors shall act only in an emergency and in order to convene a General Meeting for the election of Directors.

19.4	Additional Nominees.

(a)
Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Additional Nominee”), may so request provided that it complies with these Articles, the Companies Law, and any other applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Additional Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting in which Directors are to be appointed in accordance with the provisions of these Articles. The Proposal Request relating to an Additional Nominee shall include all the information and supporting documentation required pursuant to Articles 18.3(c) and 18.3(d), all the information and supporting documentation required to be included such Proposal Request in accordance with these Articles, the Companies Law and any other applicable law , and shall also include: (i) the name, address, telephone number, fax number and email address of the Additional Nominee and all citizenships and residencies of the Additional Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Additional Nominee, including any Derivative Transaction; (iii) a declaration signed by the Additional Nominee that he or she consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Additional Nominee as required under the Companies Law and any other applicable law and listing rules and regulations for the appointment of such an Additional Nominee and an undertaking that all of the information that is required under law and listing rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Additional Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F, Form 10-K, Schedule 14A or any other applicable form or schedule prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Additional Nominee of whether he or she meets the criteria for an independent director and/or External Director, if applicable, of the Company under the rules of the stock exchange on which the Company’s ordinary shares are then listed for trading, the Companies Law and/or under any applicable law, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law. In addition, the Proposing Shareholder shall promptly provide (prior to and as a condition to including any requested Additional Nominee on the agenda for the applicable Annual General Meeting) any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Articles, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

19.5	The expiration of the term of a Director

The term of a Director shall expire in any of the following instances and any other instance provided under the Companies Law:

(a)	Upon his death.

(b)	If he is found to be non compos mentis.

(c)	Upon his resignation.

(d)	Upon his removal by a resolution of the Annual General Meeting of the Company.

(e)
Upon his removal by a resolution of any General Meeting of the Company for Cause. For the purposes hereof “Cause” shall mean the occurrence of any of the circumstances listed under Sections 226-226A to the Companies Law.

(f)
In the event he or she has been declared bankrupt; or if a legal entity - it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto.

19.6	Alternate Director

(a)
A Director may appoint, dismiss and/or replace an individual who is qualified to serve as a director and who is not then a Director, as an Alternate Director. The appointment, replacement and/or dismissal of an Alternate Director shall be by written notice by the appointing Director either to the Company or to the Chairman of the Board of Directors of the Company. Upon the expiration or termination of the tenure of the appointing Director, the tenure of the Alternate Director appointed by him will also expire.

(b)	An Alternate Director will not be entitled to participate or vote at a meeting of the Board of Directors at which the appointing Director is present.

(c)	An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

19.7	The Chairman of the Board of Directors

(a)	Subject to the Companies Law, the Board of Directors may appoint a Chairman of the Board of Directors from amongst its members, by a resolution adopted by a Majority of votes.

(b)
The term of office of the Chairman of the Board shall be until the earlier of the termination of his tenure as a director and the adoption of a resolution as to the termination of his office as Chairman.

(c)	The Board of Directors may appoint a deputy and/or alternate Chairman of the Board of Directors.

(d)
The Chairman of the Board of Directors shall conduct the meetings of the Board of Directors and sign the minutes of the meeting. In the event that the Chairman of the Board of Directors is not present at a meeting of the Board of Directors or is unable to fulfill his position, his position will be filled by the Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed), who shall then have the authority of the Chairman of the Board of Directors.

(e)
If both the Chairman of the Board of Directors and Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed) are absent from a meeting of the Board of Directors, the Board of Directors shall appoint at the commencement of the meeting one of its members to chair the meeting and to sign the minutes of the meeting.

Neither the Chairman of the Board of Directors nor another Director appointed to chair a meeting of the Board of Directors, including the alternate or Deputy Chairman, shall have an additional or casting vote.

19.8	Meetings of the Board of Directors

(a)	Convening meetings of the Board of Directors and their location

(1)	The Board of Directors will convene meetings as dictated by the needs of the Company, and at least once every three (3) months.

(2)
Each meeting of the Board of Directors shall be held in the registered Office of the Company, unless the Board of Directors otherwise resolves.  If a meeting of the Board of Directors shall take place outside of Israel, the Company will bear travel and other reasonable expenses of the Directors incurred due to their participation in the meeting.

(3)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, subject to sub-Article (c) below.

(4)
The Chairman of the Board of Directors shall convene a meeting of the Board of Directors without delay, subject to sub-Article (c) (1) below, upon the demand of any two Directors, or if the Board of Directors has at such time five or fewer serving Directors – upon the demand of one Director.

(b)	The Agenda at Board Meetings

(1)	The Agenda of the meetings of the Board of Directors shall be specified by the Chairman of the Board of Directors and will include all of the following:

(a)	matters specified by the Chairman of the Board of Directors, if any;

(b)
any matter which a Director or the General Manager has requested that the Chairman of the Board of Directors include in the Agenda of that meeting, within a reasonable time prior to the scheduled meeting of the Board of Directors;

(c)	a matter for the discussion and/or resolution of which a Director has requested to convene a meeting of the Board of Directors;

(2)
The Agenda at a meeting of the Board of Directors which is to be convened, in accordance with the provisions of the Companies Law, by a Director and/or by the General Manager and/or by the Auditor, shall include those matters for discussion and/or resolution of which said meeting of the Board of Directors has been convened.

(c)	Notices of Meetings of the Board of Directors

(1)
Notice of the meeting of the Board of Directors shall be given to each Director orally or in writing, a reasonable time prior to the time of the meeting but not less than 48 hours prior to that meeting; provided, however, that in urgent cases, and with the approval of the majority of the members of the Board of Directors, the Board of Directors may convene without giving any prior notice.

(2)	The time and place at which the meeting will be convened will be specified in the notice in reasonable detail, in addition to the items on the agenda of said meeting.

(3)	Notice of the meeting of the Board of Directors shall be given to each Director at his last address provided by him to the Company.

(4)
At the meeting of the Board of Directors, only matters specified on the agenda will be discussed, unless all of the Directors are present at the meeting and have agreed to discuss a matter not on the Agenda.

(d)	Participation in meetings of the Board of Directors

(1)	Subject to the provisions of the Companies Law and these Articles, any Director and/or Alternate Director, as the case may be, may participate in the meetings of the Board of Directors.

(2)
The General Manager may participate in Meetings of the Board of Directors and so may an Officer or another person invited to participate by the Chairman of the Board of Directors, by a Director and/or by the Board of Directors.

(3)	Notwithstanding the above, the Board of Directors shall be entitled to prevent any person who is not a Director or an Alternate Director from being present at meetings of the Board of Directors.

(e)	Quorum

(1)
The quorum required to commence a meeting of the Board of Directors shall be a majority of the members of the Board of Directors then serving who are not prevented under the Companies Law from participating in the meeting, but in no event less than two Directors.

(2)	No discussion shall be held at a meeting of the Board of Directors unless at the beginning of the meeting a quorum is present.

(3)
If within one-half hour from the time set for commencing the meeting of the Board of Directors, a quorum is not present, the meeting will be adjourned to the following day at the same place and at the same time. If at such adjourned meeting of the Board of Directors a quorum is not present within a half an hour from the time set for commencing said adjourned meeting, the meeting may be held, and resolutions may be adopted, regardless of the number of participants.

(f)	Postponing a Meeting of the Board of Directors

(1)
At a meeting of the Board of Directors in which a quorum is present, the Board of Directors may resolve to adjourn the meeting to another time. At an adjourned meeting as aforesaid, only those items which were on the agenda for the original meeting but with respect to which no resolution was adopted, may be discussed.

(2)	If a meeting of the Board of Directors is adjourned, the Company shall notify all of those Directors who were not present at such meeting, of the postponement.

(3)	In the event that a meeting of the Board of Directors has been adjourned as aforesaid for more than 7 (seven) days, the Company will notify all of the Directors of the adjourned meeting.

(g)	Voting and the Adoption of Resolutions at Meetings of the Board of Directors

(1)	Each Director shall have 1 (one) vote.

(2)	Resolutions of the Board of Directors will be adopted by a Majority of all of the Directors voting with respect thereto.

(h)	Minutes of the Board of Directors

(1)
The Company shall prepare, at the responsibility of the Chairman of the Board of Directors, minutes of all of the procedures of the Board of Directors; these minutes shall be signed by the Chairman of the meeting.

(2)	Minutes approved and signed by the Chairman of the Board of Directors or by the Chairman of the meeting shall be prima facie proof of the contents thereof.

(i)	Holding Meetings of the Board of Directors by Telecommunications

(1)
The Board of Directors may hold meetings by any means of telecommunications, including video or telephone conference, provided that all of the Directors participating may hear each other simultaneously.

(2)	All participants in a meeting by telecommunications shall be deemed present at the meeting of the Board of Directors.

(j)	Adopting a Resolution of the Board of Directors without Meeting

(1)	The Board of Directors may adopt resolutions without convening a Meeting, providing that all of the Directors entitled to participate in and vote at the meeting have agreed thereto.

(2)
In the event a resolution has been adopted without convening as aforesaid, the Chairman of the Board of Directors, and if there is no Chairman, the Director who initiated the resolution, shall record the minutes of such resolution and affix thereto the signatures of all of the Directors. Those minutes shall be deemed to be minutes of the Meeting of the Board of Directors.

(k)	Validity Notwithstanding Defect

Subject to any applicable law, a resolution adopted by the Board of Directors shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the meeting in which it was adopted.

19.9	Committees of the Board of Directors

(a)	The Board of Directors may establish committees and appoint members thereto as it deems fit (hereinafter: “Committees of the Board of Directors”).

(b)
Subject to the provisions of the Companies Law and these Articles, the Board of Directors may delegate its authority to Committees of the Board of Directors and determine the framework of the authority and the actions of the Committees of the Board of Directors.

(c)
A resolution adopted, or an action taken, by a Committee of the Board of Directors with respect to a matter which the Board of Directors has delegated to it, shall be deemed a resolution adopted or an action taken by the Board of Directors.

(d)
Committees of the Board of Directors shall report to the Board of Directors regarding their resolutions or recommendations requiring Board of Directors' approval, a reasonable time prior to the meeting of the Board of Directors in which they are brought for discussion and approval.

(e)	Subject to sub-Article 20.4 below, procedural provisions applying to the Board of Directors will also apply to Committees of the Board of Directors, mutatis mutandis.

(f)	Resolutions of the Committees of the Board of Directors, other than Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote.

(g)	Subject to sub-Article 20.4 below, minutes of the Committees of the Board of Directors shall be prepared, signed and kept in the same manner as minutes of the Board of Directors, mutatis mutandis.

(h)
Subject to the Companies Law, the Board of Directors may cancel a resolution of a Committee of the Board of Directors and may revoke the delegation of authority, in whole or in part, to Committees of the Board of Directors; provided that any cancellation or revocation as aforesaid will not derogate from a resolution upon which the Company has acted in connection with a third party who is not aware of its cancellation or revocation.

19.10	Miscellaneous

(a)
Actions taken by or pursuant to resolutions of the Board of Directors, by a Committee of the Board of Directors or by any person serving as a Director shall be valid and effective notwithstanding that it is subsequently discovered that there was a defect in the appointment of the Directors or the aforesaid Committee, or all or part of the Directors were unqualified, as if each of the Directors had been properly and legally appointed and all of them were qualified to serve as Directors, or as if the Committee had been appointed lawfully.

(b)
The General Meeting may approve any Action taken by the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Board of Directors.

(c)
The Board of Directors may approve any Action within the scope of its authority, which was taken by a Committee of the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Committee of the Board of Directors.

20.	Audit Committee

20.1
The Board of Directors shall appoint from amongst its members an Audit Committee of at least three members designated by the Board of Directors, in which most members shall be Independent Directors, as such term is defined in the Companies Law, and each of the External Directors shall be a member.

20.2	The chairman of the Audit Committee shall be an External Director.

20.3
Resolutions of the Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote, provided that such Majority shall consist of Independent Directors, out of which at least one director shall be an External Director.

20.4
The duties and authorities of the Audit Committee, shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded. Procedural requirements applying to the Audit Committee shall be as provided in the Companies Law.

21.	The General Manager

21.1	The Company shall appoint one or more General Managers to the Company.

21.2
The General Manager will be appointed and/or dismissed by the Board of Directors. The terms of the General Manager’s employment shall be decided in accordance with the applicable procedure required under the Companies Law.

21.3
The General Manager shall be responsible for the general management of the Company’s affairs, within the framework of the policies set by the Board of Directors, and subject to the directives of the Board of Directors.

21.4	The General Manager shall have all management and executive authorities of the Company not assigned in these Articles or under the Companies Law to another organ of the Company.

21.5	The General Manager shall report to the Board of Directors.

21.6
The Board of Directors may direct the General Manager how to act in a given matter; and should the General Manager fail to execute such a directive, the Board of Directors may then exercise the authority required to implement the directive in his stead. Without derogating from the aforesaid, The Board of Directors may assume any authority otherwise given to the General Manager, for a specific purpose or for a specific period of time which shall not exceed the necessary period of time required under the circumstances.

21.7
In the event that the General Manager is unable to exercise his authority, the Board of Directors may appoint a Director to exercise such authority in his stead for as long as such exercise is necessary under the circumstances.

22.	Internal Auditor

22.1	The Board of Directors shall appoint an Internal Auditor, upon the recommendation of the Audit Committee.

22.2	The Internal Auditor shall report to the Chairman of the Board of Directors.

22.3	The duties and authorities of the Internal Auditor shall be as provided in the Companies Law.

23.	Auditor

23.1	Appointment of an Auditor

(a)	The Company will appoint a certified accountant to be an Auditor. The Company may appoint several Auditors to conduct the audit jointly.

(b)
An Auditor will be appointed at each Annual Meeting and will serve in his position until the end of the following Annual Meeting, or until a later time determined by the General Meeting, provided that an Auditor shall serve no longer than until the end of the third Annual Meeting after the Annual Meeting in which he was appointed. An Auditor who has completed a period of appointment as aforesaid may be reappointed.

(c)
In the event the position of Auditor has become vacant and the Company does not have an additional Auditor, the Board of Directors shall convene a Special Meeting as soon as possible to appoint an Auditor.

(d)
The position, authorities and duties of the Auditor shall be as provided in the Companies Law. The Audit Committee of the Company shall have the authority to recommend to the Board of Directors with respect to the remuneration of the Auditor for his services, as well as to supervise the Auditor's work and remuneration.

24.	Secretary

24.1	The Board of Directors may appoint a Secretary to the Company, may dismiss the Secretary and appoint another in his stead, and may determine the remuneration and terms of service thereof.

24.2
The Secretary will prepare and conduct the minutes, documents, books of records, registers and reports which the Company must maintain and/or safe keep and/or submit to the Registrar of Companies or any other authority, and will fulfill the duties assigned to him by the Board of Directors. The Secretary of the Company may sign on behalf of the Company documents and reports to be submitted to the Registrar of Companies.

25.	Rights Of Signature And Stamp Of The Company

25.1	The Board of Directors will determine the stamp and/or seal of the Company.

25.2	The Board of Directors will designate the persons authorized to sign on behalf of the Company and the form of signature.

25.3	Without derogating from the aforesaid, documents and/or reports or notices to the Registrar of Companies may also be signed by the Secretary.

26.	Financial Reports

26.1	The Company will keep books of account and will prepare Financial Reports as required under any applicable law.

26.2	The Audited Financial Reports will be approved by the Board of Directors as provided under any applicable law.

27.	Dividends And Bonus Shares

27.1	General

(a)	A Shareholder shall be entitled to receive only such dividends and/or bonus shares as the Company may resolve to distribute, if any.

(b)	The distribution of dividends and the issuance of bonus shares shall be within the authority of the Board of Directors.

(c)
The Shareholders entitled to a dividend and/or bonus shares, as the case may be, shall be those Shareholders who are Shareholders at the time of  the adoption of the resolution to distribute such dividend or bonus shares, or at such later date as may be provided in such resolution (hereinafter: the “Ex-dividend Date”).

(d)	Dividends and/or bonus shares distributed by the Company will be distributed pro rata to the par value of each share.

(e)
Notwithstanding the aforesaid, in the event that the Company has shares with different rights, dividends and/or bonus shares distributed by the Company will be distributed in accordance with the rights attached to its shares with respect to dividend and/or bonus shares.

(f)
In the event that a Shareholder has not rendered payment to the Company in full of the consideration then due to the Company for the Shares issued to him, he will be entitled to a dividend and/or bonus shares with respect only to a number of shares proportionate to the amount paid or credited as of the Ex-Dividend Date, pro rata temporis, on account of the consideration then due.

27.2	Distribution of Dividends

(a)	The Company may distribute dividends subject to and in accordance with the provisions of the Companies Law.

(b)
Where a share with respect to which a dividend is to be distributed is jointly owned, any dividend distributed by the Company with respect to such jointly-owned share will be paid to that joint owner whose name appears first in the Share Registry.

27.3	Distribution of Bonus Shares

(a)	Subject to the provisions of the Companies Law, the Board of Directors may issue bonus shares.

(b)
In the event that bonus shares are distributed, the Company shall convert to share capital, by resolution of the Board of Directors, a portion of its profits and/or premium paid to it on shares and/or from any other source included in its equity in accordance with the latest Financial Statements, an amount equal to the par value of the Bonus Shares.

(c)	As part of any resolution with respect to the distribution of Bonus Shares, the Board of Directors will empower a person to sign the allotment agreement of Bonus Shares on behalf of the Shareholders.

28.	The Office

28.1	The Company shall maintain a registered office in Israel, to which any notice to the Company may be submitted (hereinafter: the “Office”).

28.2	Subject to Article 28.1 above, the Company may change the address of the Office, as may be determined from time to time by the Board of Directors.

29.	The Shareholders Register

29.1	The Company will maintain a Shareholders Register and a Material Shareholders Register in accordance with the Companies Law.

29.2	The Shareholders Register will be prima facie proof of the content thereof in the case of any conflict between the content of the Shareholders Register and that of any Share Certificate.

29.3	All reports received by the Company under the Securities Law with respect to the shareholdings of Material Shareholders will be kept in the Material Shareholders Register.

29.4	Modifying and Amending the Shareholders Register

The Company shall change the registration of ownership of shares in the Shareholders Register and, where applicable, in the Material Shareholders Register, in any of the following cases:

(a)	The Company has received a Share Transfer Deed in accordance with Article 16 hereinabove, and the Board of Directors has not declined to transfer the shares.

(b)	It has been proven to the Company that the conditions for transferring the shares have been fulfilled.

(c)	The Board of Directors is convinced that there is an error in the content of the Shareholders Register.

(d)
Any other circumstances constituting sufficient cause, in accordance with these Articles or the Companies Law, to record a change in the Shareholders Register, including assignment of the shares by operation of law.

(e)	The Company has received a court order to change the Shareholders Register.

29.6	Additional Shareholders Register outside Israel

The Company may maintain an additional Shareholders Register outside of Israel, in which case the Company shall record in its primary Shareholders’ Register the number of shares recorded in the aforesaid additional Shareholders Register and, if such shares are numbered, the serial numbers of those shares recorded in said additional Shareholders Register. Other procedures regarding said additional Shareholders Register shall be determined by the Board of Directors, to the extent they are not set forth in the Regulations.

29.7	Inspecting the Shareholders Register

The Shareholders Register and the Material Shareholders Register shall be open for inspection by any person.

30.	Directors Register

The Company will maintain a Directors Register, which shall contain a listing of the names and addresses of the Directors of the Company and their Alternates, in accordance with the Companies Law.

31.	Encumbrances Register

31.1	The Company will maintain an Encumbrances Register which will include:

(a)	Encumbrances placed upon specific assets of the Company.

(b)	Floating charges on the Company’s enterprise and property.

31.2	The Encumbrances Register will be kept at the Office, together with copies of any documents creating or placing an encumbrance.

31.3	The Encumbrances Register, together with copies of the documents set forth in Article 31.2 above, will be open for inspection, free of charge, by any Shareholder or creditor of the Company.

31.4
The Encumbrances Register will be open for inspection by any person other than a Shareholder of creditor of the Company, for a fee in such amount as may be determined by the Company from time to time, provided however that the amount of such fee shall not exceed the maximum amount specified in the Regulations..

32.	The Register Of Secured Debenture Holders

32.1
The Company will maintain a Register of Secured Debenture Holders, in which the name of each Secured Debenture Holder, the amount of any Debenture, the interest thereupon, the date of payment thereof and the encumbrance given as security for the Debenture, will be entered.

32.2	The Debenture Holders Register will be maintained in the Office, together with a copy of a Debenture from each Series of Debentures issued by the Company.

32.3
The Debenture Holders Register and copies of Debentures as provided in 32.2 above will be open for inspection by Shareholders and Debenture Holders; provided, however, that the Board of Directors may resolve to close same for a period or periods of time not exceeding, in the aggregate, 30 (thirty) days in each calendar year.

33.	Notices

33.1
Notices to shareholders and other documents delivered to the Shareholders registered in the Shareholders Register (hereinafter: “Notices”) shall be delivered to such Shareholders personally, by mail or facsimile transmission, or by electronic mail, to the address recorded in the Shareholders Register.

33.2
A Notice delivered personally shall be deemed received by the Shareholder upon its delivery. A Notice sent by facsimile transmission or by electronic mail shall be deemed received by the Shareholder on the business day following the day on which it was sent. A Notice sent by mail shall be deemed received by a Shareholder whose address is in Israel 72 hours after its delivery or, if the address of a Shareholder is outside of Israel, within 120 hours after the Notice is delivered to a post office in Israel.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
April 29, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 16:00 p.m. on Tuesday, April 29, 2025, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

April 29, 2025

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3, 4, AND 5
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Re-election of six directors; Election of one director:
1.1. Rafi Amit	☐	☐	☐
1.2. Yotam Stern	☐	☐	☐
1.3. Orit Stav	☐	☐	☐
1.4. Leo Huang	☐	☐	☐
1.5. I-Shih Tseng	☐	☐	☐
1.6. Moty Ben-Arie	☐	☐	☐
1.7. Lior Aviram	☐	☐	☐
2. Approval of amendments to the Company’s Compensation Policy	☐	☐	☐
3. Approval of Compensation to the Executive Chairman of the Company’s Board	☐	☐	☐
4. Approval of an amendment to the Company’s Articles of Association	☐	☐	☐
5.    Re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2025, for the year commencing January 1, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.
	☐	☐	☐

BY EXECUTING THIS PROXY CARD, YOU HEREBY CONFIRM AND DECLARE THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2 EXCEPT IF YOU HAVE NOTIFIED IN WRITING AND IN ADVANCE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, AS DETAILED HEREIN. IF YOU THINK NONETHELESS THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PLEASE DELIVER A WRITTEN NOTICE TO THE COMPANY’S ISRAELI EXTERNAL COUNSEL, ADV. JONATHAN NEUMANN OF SHIBOLET & CO. LAW FIRM BY EMAIL AT J.NEUMANN@SHIBOLET.COM. IF YOUR SHARES ARE HELD IN “STREET NAME” BY YOUR BROKER, BANK OR OTHER NOMINEE AND YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, YOU SHOULD DELIVER A WRITTEN NOTICE TO YOUR BROKER, BANK OR OTHER NOMINEE OF THAT STATUS, AND THEY IN TURN SHOULD NOTIFY THE COMPANY AS DESCRIBED IN THE PRECEDING SENTENCE.

TO AVOID CONFUSION, EACH VOTING SHAREHOLDER VOTING IN PERSON, BY PROXY (INCLUDING BY THE VOTING INSTRUCTION CARD) OR THROUGH THE ELECTRONIC VOTING SYSTEM, WHO HAS NOT DELIVERED A WRITTEN NOTICE TO THE COMPANY THAT HE OR SHE IS AN INTERESTED SHAREHOLDER, WILL BE DEEMED TO CONFIRM THAT SUCH SHAREHOLDER IS NOT AN INTERESTED SHAREHOLDER.

PLEASE SEE THE PROXY STATMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST IN THE VOTE.

To change the address on your account, please check the box at right and indicate your new address. ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                           Date

Signature of Shareholder                                            Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.